Exhibit 99.1

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2023

CLP	-	CHILEAN PESO
UF	-	CHILEAN UNIDAD DE FOMENTO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
mUS$	-	millions of united states dollars
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

Contents of the Notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS

	Note	As of March 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
		Unaudited
Cash and cash equivalents
Cash and cash equivalents	6 - 7	1,415,420	1,216,675
Other financial assets	7 - 11	502,250	503,515
Other non-financial assets	12	172,597	191,364
Trade and other accounts receivable	7 - 8	1,091,327	1,008,109
Accounts receivable from related entities	7 - 9	4,944	19,523
Inventories	10	505,313	477,789
Current tax assets	17	37,856	33,033

Total current assets other than non-current assets (or disposal groups) classified as held for sale		3,729,707	3,450,008

Non-current assets (or disposal groups) classified as held for sale	13	60,508	86,416

Total current assets		3,790,215	3,536,424

Non-current assets
Other financial assets	7 - 11	16,463	15,517
Other non-financial assets	12	162,684	148,378
Accounts receivable	7 - 8	12,996	12,743
Intangible assets other than goodwill	15	1,097,083	1,080,386
Property, plant and equipment	16	8,354,278	8,411,661
Deferred tax assets	17	5,293	5,915
Total non-current assets		9,648,797	9,674,600
Total assets		13,439,012	13,211,024

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY

	Note	As of March 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
LIABILITIES		Unaudited
Current liabilities
Other financial liabilities	7 - 18	878,851	802,841
Trade and other accounts payables	7 - 19	1,668,567	1,627,992
Accounts payable to related entities	7 - 9	1	12
Other provisions	20	16,427	14,573
Current tax liabilities	17	2,794	1,026
Other non-financial liabilities	21	2,624,448	2,642,251
Total current liabilities		5,191,088	5,088,695

Non-current liabilities
Other financial liabilities	7 - 18	5,861,063	5,979,039
Accounts payable	7 - 23	317,314	326,284
Other provisions	20	928,602	927,964
Deferred tax liabilities	17	358,276	344,625
Employee benefits	22	104,795	93,488
Other non-financial liabilities	21	488,556	420,208
Total non-current liabilities		8,058,606	8,091,608
Total liabilities		13,249,694	13,180,303

EQUITY
Share capital	24	13,303,412	13,298,486
Retained (losses)	24	(7,322,966)	(7,501,896)
Treasury Shares	24	(178)	(178)
Other equity	24	39	39
Other reserves	24	(5,778,450)	(5,754,173)
Parent’s ownership interest		201,857	42,278
Non-controlling interest	14	(12,539)	(11,557)
Total equity		189,318	30,721
Total liabilities and equity		13,439,012	13,211,024

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the three month period ended March 31,
	Note	2023	2022
		ThUS$	ThUS$
		Unaudited
Revenue	5 - 25	2,771,642	1,916,937
Cost of sales	26	(2,169,069)	(1,762,111)
Gross margin		602,573	154,826
Other income	27	33,816	42,094
Distribution costs	26	(121,359)	(84,199)
Administrative expenses	26	(145,552)	(112,163)
Other expenses	26	(106,445)	(138,713)
(Losses) from restructuring activities	26	-	(47,750)
Other gains/(losses)	26	(19,683)	2,307
Income (Loss) from operation activities		243,350	(183,598)
Financial income		17,922	4,563
Financial costs	26	(164,164)	(259,399)
Foreign exchange		17,408	48,748
Result of indexation units		(338)	(2,474)
Income (Loss) before taxes		114,178	(392,160)
Income tax benefits	17	6,879	10,895

NET INCOME (LOSS)		121,057	(381,265)

Income (Loss) attributable to owners of the parent		121,801	(380,073)
Loss attributable to non-controlling interest	14	(744)	(1,192)

Net Income (Loss)		121,057	(381,265)

EARNING (LOSS) PER SHARE
Basic earning (loss) per share (US$)	29	0.000202	(0.62676)
Diluted earning (loss) per share (US$)	29	0.000201	(0.62676)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three month period ended March 31,
	Note	2023	2022
		ThUS$	ThUS$
		Unaudited
NET INCOME/(LOSS)		121,057	(381,265)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	24	(5,777)	(4,425)
Total other comprehensive (loss) that will not be reclassified to income before taxes		(5,777)	(4,425)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax		(5,804)	(113,215)
Other comprehensive loss, before taxes, currency translation differences		(5,804)	(113,215)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	24	(28,876)	8,291
Reclassification adjustment on cash flow hedges before tax	24	(1,833)	(8,889)
Other comprehensive income (losses), before taxes, cash flow hedges		(30,709)	(598)
Change in value of time value of options

Gain on change in value of time value of options before tax	24	16,359	3,195
Reclassification adjustments on change in value of time value of options before tax	24	5,598	3,444
Other comprehensive income (losses), before taxes, changes in the time value of the options		21,957	6,639
Total other comprehensive income (loss) that will be reclassified to income before taxes		(14,556)	(107,174)
Other components of other comprehensive income (loss), before taxes		(20,333)	(111,599)
Income tax relating to other comprehensive income that will not be reclassified to income
Income (loss) tax relating to new measurements on defined benefit plans	17	70	203
Income tax relating to other comprehensive income (loss) that will not be reclassified to income		70	203
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		(97)	(600)
Income taxes related to components of other comprehensive loss will be reclassified to income		(97)	(600)
Total Other comprehensive income (loss)		(20,360)	(111,996)
Total comprehensive income (loss)		100,697	(493,261)
Comprehensive income (loss) attributable to owners of the parent		101,600	(495,603)
Comprehensive income (loss) attributable to non-controlling interests		(903)	2,342
TOTAL COMPREHENSIVE INCOME (LOSS)		100,697	(493,261)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2023		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721
Total increase (decrease) in equity
Net income/(loss) for the period	24	-	-	-	-	-	-	-	-	-	-	121,801	121,801	(744)	121,057
Other comprehensive income		-	-	-	(5,646)	(30,806)	21,957	(5,706)	-	-	(20,201)	-	(20,201)	(159)	(20,360)
Total comprehensive income		-	-	-	(5,646)	(30,806)	21,957	(5,706)	-	-	(20,201)	121,801	101,600	(903)	100,697
Transactions with shareholders
Increase for the other contributions from the owners	24	-	4,926	-	-	-	-	-	-	(4,076)	(4,076)	-	850	-	850
Increase (decrease) through transfers and other changes, equity	24-34	4,926	(4,926)	-	-	-	-	-	-	-	-	57,129	57,129	(79)	57,050
Total transactions with shareholders		4,926	-	-	-	-	-	-	-	(4,076)	(4,076)	57,129	57,979	(79)	57,900
Closing balance as of March 31, 2023 (Unaudited)		13,303,412	39	(178)	(3,811,206)	5,736	335	(33,823)	37,235	(1,976,727)	(5,778,450)	(7,322,966)	201,857	(12,539)	189,318

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/(losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$ `	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2022		3,146,265	(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)
Total increase (decrease) in equity
Net income/(loss) for the period	24	-	-	-	-	-	-	-	-	-	(380,073)	(380,073)	(1,192)	(381,265)
Other comprehensive income		-	-	(116,750)	(1,198)	6,639	(4,221)	-	-	(115,530)	-	(115,530)	3,534	(111,996)
Total comprehensive income		-	-	(116,750)	(1,198)	6,639	(4,221)	-	-	(115,530)	(380,073)	(495,603)	2,342	(493,261)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	24-33	-	-	-	-	-	-	-	-	-	-	-	100	100
Total transactions with shareholders		-	-	-	-	-	-	-	-	-	-	-	100	100
Closing balance as of March 31, 2022 (Unaudited)		3,146,265	(178)	(3,888,909)	(39,588)	(10,924)	(22,971)	37,235	2,448,098	(1,477,059)	(9,221,179)	(7,552,151)	(7,914)	(7,560,065)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the period ended March 31,
	Note	2023	2022
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		3,062,687	2,011,561
Other cash receipts from operating activities		42,779	20,936
Payments for operating activities
Payments to suppliers for the supply goods and services	34	(2,198,954)	(1,646,167)
Payments to and on behalf of employees		(363,929)	(286,876)
Other payments for operating activities		(64,261)	(74,758)
Income taxes (paid)		(5,653)	(4,777)
Other cash inflows (outflows)	34	(30,734)	(23,816)

Net cash (outflow) inflow from operating activities		441,935	(3,897)
Other cash receipts from sales of equity or debt instruments of other entities		-	290
Other payments to acquire equity or debt instruments of other entities		-	(314)
Amounts raised from sale of property, plant and equipment		42,349	-
Purchases of property, plant and equipment		(97,886)	(88,890)
Purchases of intangible assets		(13,593)	(8,505)
Interest received		23,273	173
Other cash inflows (outflows)	34	20,111	-

Net cash (outflow) inflow from investing activities		(25,746)	(97,246)

Cash flows from (used in) financing activities
Amounts raised from short-term loans	34	-	277,758
Loans from Related Entities	32	-	22,242
Loans repayments	34	(82,363)	(60,698)
Payments of lease liabilities	34	(56,687)	(6,002)
Interest paid		(84,298)	(18,078)
Other cash (outflows) inflows	34	(2,946)	(433)
Net cash inflow (outflow) from financing activities		(226,294)	214,789
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		189,895	113,646
Effects of variation in the exchange rate on cash and cash equivalents		8,850	18,427
Net (decrease) increase in cash and cash equivalents		198,745	132,073
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6	1,216,675	1,046,835
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	6	1,415,420	1,178,908

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2023 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (“LATAM” or the “Company”) is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. Latam’s ADR are currently trading in the United States of America on the OTC (Over-The-Counter) markets.

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.

As of March 31, 2023, the Company’s statutory capital is represented by 606,407,693,000 ordinary shares without nominal value. As of that date, 604,437,877,587 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings.

The major shareholders of the Company, considering the total amount of subscribed and paid shares, are (1) Banco de Chile on behalf of State Street which owns 47,04%, (2) Banco de Chile on behalf of Non-Resident Third Parties with 12.24%, Delta Air Lines with 10.05% and (4) Qatar Airways with 10,03% ownership (9.999999992% considering the total amount of authorized shares).

As of March 31, 2023, the Company had a total of 2,077 shareholders in its registry. At that date, approximately 0.01% of the Company’s capital stock was in the form of ADRs.

During 2023, the Company had an average of 31,679 employees, ending this period with a total of 33,230 collaborator, distributed in 4,785 Administration employees, 17,014 in Operations, 7,644 Cabin Crew and 3,787 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Percentage ownership

		Country	Functional	As March 31, 2023			As December 31, 2022
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
					Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Latam Travel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of March 31, 2023, the indirect participation percentage of TAM S.A. and its Subsidiaries is from Holdco I S.A., a company which LATAM Airlines Group S.A. has a 99.9983% share on economic rights and 51.04% of political rights. Its percentage arises as a result of the provisional measure No. 863 of the Brazilian government implemented in December of 2018 that allows foreign capital to have up to 100% of the share ownership of a Brazilian Airline.

b)	Financial Information

		Statement of financial position						Net Income
								For the period ended
								March 31,
		As of March 31, 2023			As of December 31, 2022			2023	2022
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited

96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	434,442	1,794,575	(1,370,406)	392,232	1,727,968	(1,342,687)	44,557	(23,550)
Foreign	Latam Airlines Perú S.A.	309,106	268,867	40,239	335,773	281,178	54,595	(14,356)	(11,072)
93.383.000-4	Lan Cargo S.A.	394,454	238,497	155,957	394,378	212,094	182,284	(25,684)	(30,408)
Foreign	Connecta Corporation	82,484	26,703	55,781	78,905	22,334	56,571	(790)	140
Foreign	Prime Airport Services Inc. and Subsidiary (*)	24,468	23,459	1,009	25,118	24,305	813	195	170
96.951.280-7	Transporte Aéreo S.A.	284,790	161,833	122,957	283,166	177,109	106,057	17,092	(3,671)
96.631.520-2	Fast Air Almacenes de Carga S.A.	17,126	12,829	4,297	16,150	12,623	3,527	250	144
Foreign	Laser Cargo S.R.L.	(2)	-	(2)	(3)	-	(3)	-	-
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	37,794	17,457	20,336	35,991	15,334	20,656	(319)	(133)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	207,765	145,526	5,457	220,144	148,489	11,661	(6,202)	(10,499)
96.575.810-0	Inversiones Lan S.A.	1,313	56	1,257	1,281	56	1,225	33	35
96.847.880-K	Technical Trainning LATAM S.A.	1,450	1,020	430	1,417	1,110	307	118	(25)
Foreign	Latam Finance Limited	3,010	211,516	(208,506)	3,011	211,517	(208,506)	-	(26,266)
Foreign	Peuco Finance Limited	-	-	-	-	-	-	-	-
Foreign	Profesional Airline Services INC.	43,695	40,174	3,521	56,895	53,786	3,109	413	308
Foreign	Jarletul S.A.	17	1,112	(1,095)	16	1,109	(1,093)	(2)	(1)
Foreign	Latam Travel S.R.L.	92	5	87	92	5	87	-	56
76.262.894-5	Latam Travel Chile II S.A.	368	1,235	(867)	368	1,234	(866)	-	2
Foreign	Latam Travel S.A.	6,023	1,164	4,859	7,303	2,715	4,588	(1,079)	(1,775)
Foreign	TAM S.A. and Subsidiaries (*)	3,810,551	3,759,221	51,330	3,497,848	4,231,547	(733,699)	3,693	(38,178)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling participation.

In addition, the following special purpose entities have been consolidated: (1) Chercán Leasing Limited, intended to finance advance payments of aircraft; (2) Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments; and (3). Private investment funds; (4) Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which LATAM has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.

Changes occurred in the consolidation perimeter between January 1, 2022 and March 31, 2023, are detailed below:

(1)	Incorporation or acquisition of companies

-	On December 22, 2022, LATAM Airlines Group S.A. purchased of 1,390,468,967 preferred shares of Latam Travel S.A. Consequently, the shareholding composition of Latam Travel S.A. is as follows: Lan Pax Group S.A. with 5.69%, Inversora Cordillera S.A. with 0.30% and LATAM Airlines Group S.A. with 94.01%. These transactions were between LATAM Airlines Group entities and therefore did not generate any effects within the consolidated financial statements.

-	On March 29, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$ 785,865, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-	On March 29, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$ 785,865, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-	On March 29, 2023, a capital increase was made in Aerovías de Integración Regional S.A. Aires S.A. through the contribution of made a capital increase where Holdco Colombia I SpA of made a contribution through accounts receivable for ThUS$ 120,410, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

NOTE 2 - SUMMARY OF MATERIAL ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. as of March 31, 2023 and for the three months ending March 31, 2023 and 2022, have been prepared in accordance with International Accounting Standard 34 (IAS 34) Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with the accounting policies used by the Company for the 2022 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2023.

(a)	Application of new standards for the year 2023:

Accounting pronouncements with implementation effective from January 1, 2023:

	Issuance Date	Effective Date:
(i) Standards and amendments

IFRS 17: Insurance contracts, replaces IFRS 4.	May 2017	01/01/2023

Initial Application of IFRS 17 and IFRS 9 — Comparative Information (Amendment to IFRS 17)	December 2021	An entity that elects to apply the amendment applies it when it first applies IFRS 17

Amendment to IAS 1: Presentation of financial statements.	February 2021	01/01/2023

Amendment to IAS 8: Accounting policies, changes in accounting estimates and error.	February 2021	01/01/2023

Amendment to IAS 12: Income taxes.	May 2021	01/01/2023

The application of these accounting pronouncements as of January 1, 2023, had no significant effect on the Company’s consolidated financial statements.

(b)	Accounting pronouncements not in force for the financial year beginning on January 1, 2023:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendment to IAS 1: Presentation of financial statements.	January 2020	01/01/2024

Amendment to IAS 1: Non-current liabilities with covenants	October 2022	01/01/2024

Amendment to IFRS 16: Leases	September 2022	01/01/2024

Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

The Company’s management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company’s consolidated financial statements in the exercise of their first application.

(c)	Chapter 11 Filing

Due to the effects on the operation of the restrictions established in the countries to control the effects of the COVID-19 pandemic, on May 25, 2020 the Board resolved unanimously that LATAM Airlines Group S.A. (“LATAM Parent”) and some subsidiaries of the group should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code title 11 by filing a voluntary petition for relief in accordance with the same, which was carried out on May 26, 2020. Subsequently, Piquero Leasing Limited (July 7, 2020) and TAM S.A. joined this process and its subsidiaries in Brazil (July 9, 2020) (the voluntary petitions, collectively, the “Bankruptcy Filing” and each LATAM entity that filed a petition, a “Debtor” and jointly, the “Debtors”).

The Bankruptcy Filing for each of the Debtors (each one, respectively, a “Petition Date”) was jointly administered under the caption “In re LATAM Airlines Group S.A. et al.” Case Number 20-11254. Prior to November 3, 2022, the Debtors operated their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Bankruptcy Filing permitted the Company to reorganize and improve liquidity, wind down unprofitable contracts, and amend its capacity purchase agreements to enable sustainable profitability. As of November 3, 2022 (the “Effective Date”), the Plan (as defined below) was substantially consummated and the Debtors have each emerged from the Chapter 11 proceedings as the “Reorganized Debtors”. However, according to the rules of the Bankruptcy Code, the Chapter 11 proceedings of the Reorganized Debtors continued after the Effective Date to resolve certain remaining matters. On November 17, 2022, the Reorganized Debtors filed a motion to consolidate the administration of certain remaining matters, including the reconciliation of claims that have not yet been allowed or disallowed, in the lead Chapter 11 case of LATAM Parent and for entry of a final decree closing the Chapter 11 cases of LATAM Parent’s debtor-affiliates. The Bankruptcy Court entered an Order on December 14, 2022, granting the motion to consolidate the administration of remaining matters in the lead Chapter 11 case of LATAM Parent. As a result, the dockets for all 37 debtor-affiliates debtors that were part of the Chapter 11 Procedure together with LATAM Parent were marked “closed” on December 23, 2022. The Bankruptcy Court continues to administer the Chapter 11 proceedings for LATAM Parent in order to resolve the few remaining matters therein, including resolving remaining claims.

As part of their overall reorganization process, the Debtors also sought and received relief in certain non-U.S. jurisdictions. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Debtors for the appointment of provisional liquidators (“JPLs”) pursuant to section 104(3) of the Companies Law (2020 Revision). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceedings with respect to LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. All remedies filed against the order have been rejected and the decision has become final. Finally, on June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings. On July 10, 2020, the Grand Court of the Cayman Islands granted the Debtors’ application for the appointment of JPLs to Piquero Leasing Limited. On November 10, 2022 (in Chile and Colombia) and November 11, 2022 (in the Cayman Islands), LATAM filed with the respective local tribunals the final monthly report under the Protocol on Cross-Border Communications. On February 10, 2023, LATAM filed before the Superintendence of Companies of Colombia a brief requesting the termination of the Colombian cross border insolvency proceeding. The request is still pending.

Operation and Implication of the Bankruptcy Filing and Effective Date of the Plan

As of the Effective Date, the Plan was substantially consummated. Pursuant to the Plan, the Reorganized Debtors are permitted to operate their businesses and manage their properties without supervision of the Bankruptcy Court and free of the restrictions of the Bankruptcy Code.

Plan of Reorganization and Related Litigation

On November 26, 2021, the Debtors filed a joint plan of reorganization (as amended or revised, the “Plan” or “Plan of Reorganization”) and the related disclosure statement (as amended or revised, the “Disclosure Statement”) with the Bankruptcy Court. From time to time in the Chapter 11 cases, the Debtors filed revised versions of the Plan and associated Disclosure Statement.

On March 21, 2022, the Bankruptcy Court entered an order approving the adequacy of the Disclosure Statement and procedures for the solicitation with respect to the Plan (the “Disclosure Statement Order”). Pursuant to the Disclosure Statement Order, the Debtors distributed the solicitation version of the Plan, the Disclosure Statement (as approved), voting ballots, and certain other solicitation materials to creditors.

At a hearing held on May 17, 18 and 20, 2022, the Bankruptcy Court considered various objections to the Plan. On June 18, 2022, the Bankruptcy Court issued a memorandum decision approving the Plan and rejecting all remaining objections (the “Memorandum Decision”) and entered an order confirming the Plan (the “Confirmation Order”).

Certain parties in interest appealed the Bankruptcy Court’s decisions. Among these parties was a group of claimholders that asserted certain claims against TAM Linhas Aereas S.A. (the “TLA Claimholders Group”). On June 23, 2022, the TLA Claimholders Group also filed a motion seeking to stay the Confirmation Order pending appeal or, in the alternative, an affirmative injunction requiring the Debtors to fund an escrow account in the amount of the outstanding post-petition interest claimed by the TLA Claimholders Group. On July 8, 2022, the Bankruptcy Court issued a bench memorandum and order denying the TLA Claimholders Group’s motion to stay.

On August 31, 2022, after briefing and oral argument by the parties, the District Court issued an opinion denying the appeal of the TLA Claimholders Group. The District Court denied the TLA Claimholders Group’s request for payment of post-petition interest on its claims and found that the Bankruptcy Court was not mistaken with respect to its factual finding that TAM Linhas Aereas S.A. was insolvent. The District Court also denied the TLA Claimholders Group’s motion to stay the Confirmation Order.

On September 2, 2022 the TLA Claimholders Group filed a notice of appeal in the District Court (the “Second Circuit Appeal”) further appealing the Confirmation Order to the United States Court of Appeals for the Second Circuit (the “Second Circuit”). Both parties filed briefs regarding the merits of the Second Circuit Appeal, oral argument occurred on October 12, 2022, and on December 14, 2022, the Second Circuit unanimously affirmed the District Court’s decision rejecting the Second Circuit Appeal.

On March 14, 2023, the TLA Claimholders Group filed a petition for a writ of certiorari with the United States Supreme Court (“Supreme Court”), requesting that the Supreme Court review the Second Circuit’s decision that the Plan may treat the TLA Claimholders Group as unimpaired without paying post-petition interest. Whether to grant such review is discretionary. The Company’s opposition to the petition is due on May 8, 2023.

Establishment of Bar Dates and Claims Reconciliation

On September 24, 2020, the Bankruptcy Court entered an order (the “Bar Date Order”) establishing December 18, 2020, as the general deadline (the “General Bar Date”) by which persons or entities (other than governmental units) who believe they hold any claims (other than certain damages claims arising out of the rejection of executory contracts or unexpired leases) against any Debtor that arose prior to the Petition Date, as applicable to each Debtor, must have submitted written documentation of such claims (a “Proof of Claim”). On December 17, 2020, the Court entered an order (the “Supplemental Bar Date Order”) establishing a supplemental bar date of February 5, 2021 (the “Supplemental Bar Date”), for certain non-U.S. claimants not otherwise subject to the General Bar Date. Any person or entity that failed to timely file its Proof of Claim by the applicable Bar Date will be forever barred from asserting their claim and will not receive any distributions made as part of the Plan. On the Effective Date, the Reorganized Debtors established December 3, 2022 as the deadline (the “Administrative Expense Bar Date”) by which persons or entities (other than those exempted under the Plan) must submit a Proof of Claim establishing their claim against the Reorganized Debtors for costs and expenses of administration of the Chapter 11 proceedings.

Following the close of the General Bar Date, the Supplemental Bar Date, and the Administrative Expense Bar Date, the Reorganized Debtors have continued the process of reconciling 6,581 submitted claims. As of March 31, 2023, the Reorganized Debtors have objected to or have resolved through claims withdrawals, stipulations and court orders for 6,563 claims with a total filed value of US$ 124.8 billion. As the Reorganized Debtors continue to reconcile claims against the Company’s books and records, they will object to and contest such claims that they determine are not valid or are not asserted in the proper amount or classification and will resolve other claims disputes in and outside of the Bankruptcy Court.

A Claim is recorded as a liability when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. As of March 31, 2023, 18 of the Claims filed against the Debtors were still being reconciled with an estimated total filed value of approximately MUS$ 305.6.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and cash are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary, in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be disclosed when carrying out a business combination, such as the acquisition of an entity by the Company, the acquisition method provided for in IFRS 3: Business combinations is used.

(b)	Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to the loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes the assets and liabilities of the subsidiary, the non-controlling interest and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function within Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the disposed subsidiary which does not represent control, this is recognized at fair value on the date that control is lost and the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly the assets and related liabilities, which can cause these amounts to be reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and its Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States Dollar, which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive income and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary ítems and income and costs are recognized in the consolidated income statement under “Result of indexation units”.

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy. At that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i) Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii) The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii) All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within “Gain (losses) from exchange rate difference, before tax”.

For those subsidiaries of the group whose functional currency is different from the presentation currency and corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and its Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are recorded, both at their initial recognition and their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to impairment.

The amounts of advances paid to the aircraft manufacturers are capitalized by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to income when they are incurred.

The depreciation of the Property, plant and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions “Cost of sale” and “Administrative expenses”.

The residual value and the useful life of assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

The airport slots and Loyalty program were recognized at fair value under IFRS 3, as a consequence of the business combination with TAM S.A. and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and other costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets other than Goodwill when they have met all the criteria for capitalization.

2.6.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7.	Losses for impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under “Other gains (losses)”.

2.8.	Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)	Debt instruments

The subsequent measurement of debt instruments depends on the group’s business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)	Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.9.       Derivative financial instruments and embedded derivatives

Derivative financial instruments and hedging activities

Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:

(a)	Hedge of an identified risk associated with a recognized liability or an expected highly- probable transaction (cash-flow hedge), or

(b)	Derivatives that do not qualify for hedge accounting.

At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an Other current financial asset or liability if the remaining term of the item hedged is less than 12 months.
Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss. When these amounts correspond to hedging derivatives of highly probable items that give rise to non-financial assets or liabilities, in which case, they are recorded as part of the non-financial assets or liabilities.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line-item Cost of sales to the extent that the fuel subject to the hedge is used.

Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to the part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.

When a hedging instrument matures, is sold, or fails to meet the requirements to be accounted for as a hedge, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.

(b)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. LATAM Airlines Group S.A. has determined that no embedded derivatives currently exist.

2.10.	Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11.	Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.12.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.13.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.14.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.15.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

Convertible Notes

The component parts of the convertible notes issued by LATAM are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The conversion option classified as equity is determined by the deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in other equity, net of income tax effects. and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in other equity until the conversion option is exercised, in which case, the balance recognized in other equity will be transferred to share capital. Where the conversion option remains unexercised at maturity date of the convertible bond, the balance recognized in other equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity.

2.16.	Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws enacted at the date of the statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if, and only if:

(a)	there is a legally enforceable right to set off current tax assets and liabilities, and

(b)	the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.17.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the value of the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments. For equity settled plans the fair value is recorded in equity with a charge to remuneration in a linear manner between the grant of said options and the date on which they become vested. For cash settled awards the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)	Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates the employee relationship; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or constructive obligation as a result of a past event;

(ii)	It is probable that payment is going to be required to settle an obligation; and

(iii)	A reliable estimate of the obligation amount can be made.

2.19.	Revenue from contracts with customers

(a)	Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been provided or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)	Expiration of air tickets

The Company estimates on a monthly basis the probability of expiration of air tickets, with refund clauses, based on their history of use. Air tickets without a refund clause expire on the date of the flight in case the passenger does not show up.

(c)	Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading “Other current non-financial assets” in the Consolidated Classified Statement of Financial Position.

(d)	Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass and LATAM Pass Brasil, whose objective is building customer loyalty through the delivery of miles or points.

These programs give their frequent passengers the possibility of earning LATAMPASS’s miles or points, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAMPASS miles or points to financial and non-financial partners through commercial alliances to award miles or points to their customers.

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner.

(1)	Passenger Ticket Sales Earning Miles or Points.

In this case, the miles or points are awarded to customers at the time that the company performs the flight.

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value (“ETV”). Our estimate of ETV is adjusted for miles and points that are not likely to be redeemed (“breakage”).

The balance of miles and points that are pending to redeem are included within deferred revenue.

(2)	Miles sold to financial and non-financial partners

To value the miles or points earned through financial and non-financial partners,the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles or points are delivered to the client.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is recognized immediately; when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the air transport service is provided.

The miles and points that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles or points effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

(e)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.20.	Leases

The Company recognizes contracts that meet the definition of a lease as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Right of use assets are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;

-	Lease payment made at or before commencement date;

-	Initial direct costs, and

-	Restoration costs.

The right of use assets are recognized in the statement of financial position in Property, plant and equipment.

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.

-	Variable lease payments that depend on an index or a rate;

-	The exercise price of a purchase option, if it is reasonably certain that the option will be exercised.

The discount rate that LATAM uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

Lease liabilities are recognized in the statement of financial position under “Other financial liabilities, current or non-current”.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Principal and interest are present in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively, within financing cash flows.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented within operating cash flows.

The Company analyzes the financing agreements of aircraft, mainly considering characteristics such as:

(a) That the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b) Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continues to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plant and Equipment, as described in Note 16, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

2.21.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Both unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company has exposure to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed policies and procedures to manage the market risk, which goal is to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies their exposures and their risk, and develops and executes hedging strategies.

(i)	Fuel-price risk

Exposure:

For the execution of its operations, the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the fuel-price risk exposure, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which may have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended March 31, 2023, the Company recognized losses of MUS$ 0.8 for fuel hedging net of premiums in the costs of sales for the year. During the period ended March 31, 2022, the Company recognized gains of MUS$ 5.4 for fuel hedging net of premiums in the costs of sales for the year.

As of March 31, 2023, the market value of the fuel positions amounted to MUS$ 15.1 (positive). At the end of December 2022, this market value was MUS$ 12.6 (positive).

The following tables show the level of hedge for different periods:

Positions as of March 31, 2023 (*) (Unaudited)	Maturities
	Q223	Q323	Q423	Q124	Total
Percentage of coverage over the expected volume of consumption	49%	38%	23%	10%	30%

(*)	The percentage shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2022 (*)	Maturities
	Q123	Q223	Q323	Q423	Total

Percentage of coverage over the expected volume of consumption	24%	24%	15%	5%	17%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. Therefore, the policy is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$ 5 per barrel in the underlying reference price curve at the end of March 2023 and the end of December 2022. The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the first quarter of 2024.

	Positions as of March 31, 2023	Positions as of December 31, 2022
Benchmark price	effect on Equity	effect on Equity
(US$ per barrel)	(MUS$)	(MUS$)
Unaudited
+5	+9.3	+2.2
-5	-8.8	-2.3

Given the fuel hedging structure for the first quarter of 2023, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately MUS$ 34.7 lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of MUS$ 34.2 in higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposure:

The functional currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the Company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of March 31, 2023, the Company recognized losses of MUS$ 1.9 for FX hedging derivatives net of premiums in sales revenue for the year. At the end of December 2022, the Company recognize gains for MUS$ 5.2 for FX hedging derivatives.

As of March 31, 2023, the market value of hedging FX derivative positions is MUS$ 1.3 (negative). As of March 31, 2023, the Company has current hedging FX derivatives for MUS$ 137. As of December 31, 2022, the Company holds current hedging FX derivatives of MUS$ 108.

As of March 31, 2023, the Company does not maintain for FX non-hedging derivatives. At the end of December 2022, the Company recognized losses of MUS$ 1.8 in non-hedging FX derivatives net of premiums.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation)	Effect on equity as of March 31, 2023	Effect on equity as of December 31, 2022
of R$/US$	(MUS$)	(MUS$)
Unaudited
-10%	+3.1	+2.9
+10%	-4.0	-3.0

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses)

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

	Effect on Income Statement	Effect on Income Statement
Appreciation (depreciation)	for the period ended March 31, 2023	for the period ended March 31, 2022
of R$/US$	(MUS$)	(MUS$)
	Unaudited	Unaudited
-10%	+44.1	+70.7
+10%	-44.1	-70.7

Impact of the exchange rate variation in the Equity, from translate the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment)

Since the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income (Cumulative Translation Adjustment) by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at March 31, 2023	Effect at December 31, 2022
of R$/US$	(MUS$)	(MUS$)
Unaudited
-10%	+189.76	+98.11
+10%	-155.26	-80.28

(iii)	Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”), also to the London InterBank Offered Rate (“LIBOR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”). As the publication of LIBOR will cease by June 2023, the company has begun to migrate to the adoption of SOFR as an alternative rate, which will fully materialize with the cessation of LIBOR.

Regarding rate exposure, a portion of the company’s variable financial debt maintains exposure to the LIBOR rate. However, all these contracts will have definitive migration to the SOFR rate. This migration has been redacted within each of the existing financial debt contracts benchmarked to the LIBOR rate.

Currently, 20% of the financial debt contracts subject to variable rates maintain exposure to the LIBOR rate, and 80% of them have exposure to the SOFR rate. All of the remaining LIBOR contracts already include migration language to SOFR, which will be applied towards de end of 2023.

Mitigation:

Currently, 52% (52% as of December 31, 2022) of the debt is fixed against fluctuations in interest rates. Of the variable debt, most of it is indexed to the reference rate based on SOFR.

To mitigate the effect of those derivatives that will be affected by the transition from LIBOR to SOFR, the Company is following the recommendations of the relevant authorities, including the Alternative Reference Rates Committee (“ARRC”) and the International Standard Derivatives Association in line with the measures generally adopted by the market for the replacement of LIBOR in debt and derivative contracts.

Rate Hedging Results:

During the period ended March 31, 2023, the Company recognized losses of MUS$ 1.3 (negative) corresponding to the recognition for premiums paid. As of March 31, 2023, the value of interest rate derivative positions amounted to MUS$ 3.8 (positive) corresponding to operating lease hedges in order to fix the rents upon delivery of the aircraft. As of December 31, 2022, the Company did not maintain interest rate derivative positions in force.

As of March 31, 2023, The Company did not recognize changes in the right-of-use asset. On this same date, a lower expense for depreciation of the right-of-use asset for MUS$ 0.2 (positive) is recognized. At the end of December 2022, the Company recognized profits for this same concept for MUS$ 0.1 (positive).

As of March 31, 2023, the Company settled a derivative for US$ 1.7 million associated with hedges of leased aircraft.

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of March 31, 2023	Positions as of December 31, 2022
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(MUS$)	(MUS$)
Unaudited
+ 100 basis points	-22.25	-22.64
- 100 basis points	+22.25	+22.64

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity. Society.

The calculations were made by vertically increasing (decreasing) 100 base points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

	Positions as of March 31, 2023	Positions as of December 31, 2022
Increase (decrease)	effect on equity	effect on equity
interest rate curve	(MUS$)	(MUS$)
Unaudited
+100 basis points	+6.3	+6.9
- 100 basis points	-4.8	-8.2

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement for this type of coverage.

(b)	Credit risk

Credit risk occurs when the counterparty does not meet its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The customer portfolio as of March 31, 2023 increased by 10% compared to the balance as of December 31, 2022, mainly due to an increase in passenger transportation operations (travel agencies and corporate) that increased 33% in its sales, mainly affecting credit card payment methods 35%, and cash sales 31%. In relation to the cargo business, it presented a decrease in its operations of 8% compared to December 2022. For the clients who remained in debt and were considered risky by the administration, the corresponding measures were taken to consider their expected credit loss. The provision at the end of March 2023 had a 5% drop compared to the end of December 2022, as a result of the decrease in the portfolio due to recoveries, and due to the application of write-offs.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and derivatives contracts.

To reduce the credit risk related to operational activities, the Company has implemented limits to the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) its credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association (“IATA”), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, it is excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations.

The balance of liquid funds, future cash generation and the ability to obtain financing, provide the Company with alternatives to meet future investment and financing commitments.

As of March 31, 2023, the balance of liquid funds is MUS$ 1,415 (MUS $ 1,216 as of December 31, 2022), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of March 31, 2023, LATAM maintains two engaged Revolving Credit Facility for a total of US$ 1,100 million, one for an amount of US$ 600 million and another for an amount of US$ 500 million, which are fully available. The first of these lines is secured by and subject to the availability of certain collateral (i.e. aircraft, engines and spare parts). The second one, is secured by certain intangibles assets of the Company, which are shared with other Chapter 11 exit financing.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2023 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days to	one to	three to	More than				Annual
		Creditor		90	one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	GOLDMAN SACHS	U.S.A.	US$	43,554	175,899	345,934	1,300,321	-	1,865,708	1,097,250	Quarterly	19.92	14.50
0-E	SANTANDER	Spain	US$	18,786	54,518	-	-	-	73,304	70,951	Quarterly	7.36	7.36

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	-	3,437	6,873	6,873	195,889	213,072	171,829	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	75,624	153,813	307,625	727,531	840,438	2,105,031	1,150,000	To the expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	-	-	-	-	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,597	23,348	47,445	46,008	138,152	260,550	179,836	Quarterly	6.18	6.18
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	4,282	21,365	45,839	43,467	65,150	180,103	139,644	Quartely/Monthly	8.62	8.62

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	534	1,801	33,551	43,506	27,536	106,928	99,109	Quarterly	2.03	1.79
0-E	MUFG	U.S.A.	US$	13,126	51,744	44,456	-	-	109,326	101,043	Quarterly	6.65	6.65
0-E	CREDIT AGRICOLE	France	US$	13,407	39,610	74,940	254,324	-	382,281	275,000	To the expiration	8.79	8.79

Financial lease
0-E	CITIBANK	U.S.A.	US$	2,495	3,358	-	-	-	5,853	5,690	Quarterly	6.74	5.96
0-E	BNP PARIBAS	U.S.A.	US$	6,948	15,289	-	-	-	22,237	21,570	Quarterly	6.32	5.72
0-E	NATIXIS	France	US$	10,447	41,889	80,526	76,321	118,876	328,059	233,173	Quarterly	6.70	6.70
0-E	US BANK	U.S.A.	US$	18,052	71,983	50,130	-	-	140,165	135,710	Quarterly	4.08	2.86
0-E	PK AIRFINANCE	U.S.A.	US$	1,753	6,805	3,316	-	-	11,874	11,057	Quarterly	6.82	6.82
0-E	EXIM BANK	U.S.A.	US$	3,073	12,851	176,597	168,022	104,179	464,722	413,072	Quarterly	3.77	2.95
0-E	BANK OF UTAH	U.S.A.	US$	5,881	23,557	47,434	55,588	128,330	260,790	179,917	Monthly	10.45	10.45

Others loans (*)
0-E	OTHERS	Chile	US$	1,972	-	-	-	-	1,972	1,972	To the expiration	-	-

	TOTAL			225,531	701,267	1,264,666	2,721,961	1,618,556	6,531,981	4,286,826

(*)	Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2023 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	2,040	4,080	10,906	-	17,536	17,536	Quarterly	2.50%	2.50%
Others Loans
0-E	MERRILL LYNCH CREDIT PRODUCTS, LLC,	Brazil	BRL	322,817	-	-	-	-	322,817	322,817	Monthly	3.95%	3.95%
	TOTAL			323,327	2,040	4,080	10,906	-	340,353	340,353

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2023 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	78,095	273,302	851,439	750,633	999,670	2,953,139	2,092,662	-	-	-
	OTHER ASSETS	OTHERS	US$	2,788	7,822	18,247	3,680	1,673	34,210	32,386	-	-	-
			CLP	16	26	61	-	-	103	80
			UF	774	1,996	2,849	2,614	6,516	14,749	12,544	-	-	-
			COP	78	233	233	-	-	544	492	-	-	-
			EUR	88	234	222	-	-	544	513	-	-	-
			BRL	2,190	6,355	14,817	13,367	28,868	65,597	33,973
			MXN	13	37	41	-	-	91	80	-	-	-

Trade and other accounts payables
	OTHERS	OTHERS	US$	473,621	371,384	-	-	-	845,005	845,005	-	-	-
			CLP	34,655	6	-	-	-	34,661	34,661	-	-	-
			BRL	356,898	14	-	-	-	356,912	356,912	-	-	-
			Other currency	110,412	5,464	-	-	-	115,876	115,876	-	-	-
Accounts payable to related parties currents
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	US$	-	1	-	-	-	1	1	-	-	-

	Total			1,059,628	666,874	887,909	770,294	1,036,727	4,421,432	3,525,185

	Total consolidated			1,608,486	1,370,181	2,156,655	3,503,161	2,655,283	11,293,766	8,152,364

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	GOLDMAN SACHS	U.S.A.	US$	32,071	122,278	323,125	1,361,595	-	1,839,069	1,100,000	Quarterly	18.46	13.38
0-E	SANTANDER	Spain	US$	19,164	55,288	-	-	-	74,452	70,951	Quarterly	7.26	7.26

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	-	3,136	6,271	6,271	178,736	194,414	156,783	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	152,531	307,625	757,625	887,250	2,105,031	1,150,000	To the expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	-	-	-	-	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	6,692	14,705	39,215	39,215	138,345	238,172	184,198	Quarterly	5.76	5.76
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,839	13,465	45,564	43,444	75,505	181,817	141,605	Quartely/Monthly	8.20	8.20

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	394	1,171	12,119	21,111	60,857	95,652	86,612	Quarterly	2.01	1.78
0-E	MUFG	U.S.A.	US$	13,091	38,914	69,916	-	-	121,921	112,388	Quarterly	6.23	6.23
0-E	CREDIT AGRICOLE	France	US$	5,769	31,478	70,890	267,615	-	375,752	275,000	To the expiration	8.24	8.24

Financial lease
0-E	CITIBANK	U.S.A.	US$	6,995	5,844	-	-	-	12,839	12,514	Quarterly	6.19	5.47
0-E	BNP PARIBAS	U.S.A.	US$	6,978	20,662	1,543	-	-	29,183	28,165	Quarterly	5.99	5.39
0-E	NATIXIS	France	US$	9,864	29,468	75,525	70,787	129,582	315,226	239,138	Quarterly	6.44	6.44
0-E	US BANK	U.S.A.	US$	18,072	54,088	86,076	-	-	158,236	152,693	Quarterly	4.06	2.85
0-E	PK AIRFINANCE	U.S.A.	US$	1,749	5,165	6,665	-	-	13,579	12,590	Quarterly	5.97	5.97
0-E	EXIM BANK	U.S.A.	US$	3,176	9,681	137,930	193,551	157,978	502,316	446,509	Quarterly	3.58	2.79
0-E	BANK OF UTAH	U.S.A.	US$	5,878	17,651	47,306	50,649	145,184	266,668	182,237	Monthly	10.45	10.45

Others loans
0-E	OTHERS (*)	Chile	US$	2,028	-	-	-	-	2,028	2,028	To the expiration	-	-

	TOTAL			135,760	575,525	1,229,770	2,811,863	1,773,443	6,526,361	4,353,414

(*)	Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2023 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Financial leases

0-E	NATIXIS	France	US$	510	1,530	4,080	4,080	7,846	18,046	18,046	Semiannual/ Quarterly	7.23	7.23

Bank loans

0-E	MERRIL LYNCH CREDIT PRODUCTS LLC	Brazil	BRL	304,549	-	-	-	-	304,549	304,549	Monthly	3.95	3.95

	TOTAL			305,059	1,530	4,080	4,080	7,846	322,595	322,595

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Lease Liability
	AIRCRAFT	OTHERS	US$	80,602	250,297	845,215	776,431	1,094,935	3,047,480	2,134,968	-	-	-
	OTHER ASSETS	OTHERS	US$	1,727	8,080	20,641	6,251	1,763	38,462	35,157	-	-	-
			CLP	20	34	69	-	-	123	111	-	-	-
			UF	574	1,568	3,007	2,515	6,273	13,937	11,703	-	-	-
			COP	76	227	301	-	-	604	518	-	-	-
			EUR	84	253	246	24	-	607	571	-	-	-
			BRL	2,064	6,192	14,851	12,491	28,625	64,223	33,425

Trade and other accounts payables
	OTHERS	OTHERS	US$	80,557	65,047	-	-	-	145,604	145,604	-	-	-
			CLP	168,393	1,231	-	-	-	169,624	169,624	-	-	-
			BRL	370,772	5,242	-	-	-	376,014	376,014	-	-	-
			Other currency	583,118	3,935	-	-	-	587,053	587,053	-	-	-
Accounts payable to related parties currents
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	US$	5	-	-	-	-	5	5	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	CLP	7	-	-	-	-	7	7	-	-	-

	Total			1,287,999	342,106	884,330	797,712	1,131,596	4,443,743	3,494,760

	Total consolidated			1,728,818	919,161	2,118,180	3,613,655	2,912,885	11,292,699	8,170,769

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

As of March 31, 2023, the Company maintains guarantees for MUS$ 29,7 corresponding to derivative transactions. The increase is due to: i) Increase in the number of hedging contracts and ii) changes in fuel prices, exchange rates and interest rates. At the end of 2022, the Company had guarantees for MUS$ 7.5 corresponding to derivative transactions.

3.2.	Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group’s companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The international credit rating of the Company is the result of the ability to meet long-term financial commitments. As of March 31, 2023, the Company has a national rating of BBB- by Fitch, a rating of B- by Standard & Poor’s, and a preliminary rating at the exit of the Chapter 11 process of B2 with a stable outlook by Moody’s.

3.3.	Estimates of fair value.

At March 31, 2023, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Derivative financial instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent).

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of March 31, 2023				As of December 31, 2022
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Assets
Cash and cash equivalents	81,429	81,429	-	-	95,452	95,452	-	-
Short-term mutual funds	81,429	81,429	-	-	95,452	95,452	-	-

Other financial assets, current	19,487	-	19,487	-	21,601	-	21,601	-
Fair value interest rate derivatives	4,397	-	4,397	-	8,816	-	8,816	-
Fair value of fuel derivatives	15,090	-	15,090	-	12,594	-	12,594	-
Fair value of foreign currency derivative	-	-	-	-	191	-	191	-

Liabilities

Other financial liabilities, current	1,903	-	1,903	-	-	-	-	-
Fair value of interest rate derivatives	615	-	615	-	-	-	-	-
Fair value of foreign currency derivatives	1,288	-	1,288	-	-	-	-	-

Additionally, at March 31, 2023, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of March 31, 2023		As of December 31, 2022
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	1,333,991	1,333,991	1,121,223	1,121,223
Cash on hand	2,840	2,840	2,248	2,248
Bank balance	483,811	483,811	480,566	480,566
Overnight	301,864	301,864	259,129	259,129
Time deposits	545,476	545,476	379,280	379,280
Other financial assets, current	482,763	482,763	481,914	481,914
Other financial assets	482,763	482,763	481,914	481,914
Trade debtors, other accounts receivable and Current accounts receivable	1,091,327	1,091,327	1,008,109	1,008,109
Accounts receivable from entities related, current	4,944	4,944	19,523	19,523
Other financial assets, not current	16,463	16,463	15,517	15,517
Accounts receivable, non-current	12,996	12,996	12,743	12,743

Other current financial liabilities	876,948	1,146,433	802,841	824,167
Accounts payable for trade and other accounts payable, current	1,668,567	1,668,567	1,627,992	1,627,992
Accounts payable to entities related, current	1	1	12	12
Other financial liabilities, not current	5,861,063	5,506,353	5,979,039	5,533,131
Accounts payable, not current	317,314	317,314	326,284	326,284

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically, these estimates refer to:

(a) Evaluation of possible losses due to impairment of intangible assets with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rates, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by management as these variables are inherently uncertain; however, the assumptions used are consistent with the Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

(b) Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on a straight-line basis, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according to the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may result in a useful life different from what has been estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that the assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c) Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies, historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate and fuel price consistent with those used in the impairment analysis of the group’s cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d) Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred income. Ordinary income from the sale of tickets is recognized in the income statement when the passenger transportation service is provided or expires due to non-use. The Company monthly evaluates the probability of expiration of air tickets, based on the history of use of air tickets. A change in this probability could impact revenue in the year in which the change occurs and in future years.

As of March 31, 2023, deferred income associated with air tickets sold increased to ThUS$1,612,144 (ThUS$1,574,145 as of December 31, 2022). A hypothetical change of one percentage point in passenger behavior with respect to use would result in an impact of up to ThUS$7,902 per month.

(e) Valuation of the miles and points awarded to the holders of the loyalty programs, pending use.

As of March 31, 2023, deferred income associated with the LATAM Pass loyalty program from Spanish-speaking countries increased to ThUS$1,178,406 (ThUS$1,120,565 as of December 31, 2022). A hypothetical change of one percentage point in the probability of redemption would translate into a cumulative impact of ThUS$30,146 on the results of 2023. Deferred income associated with the LATAM Pass Brazil loyalty program increased to ThUS$125,776 as of March 31, 2023 (ThUS$140,486 as of December 31, 2022). A hypothetical change of one percentage point in the exchange probability would result in an accumulated impact of ThUS$3,728 on the results of 2023 (ThUS$ 6,727 as of March 31, 2022).

Management used statistical models to estimate the miles and points awarded that will not be redeemed by the program’s members (breakage) which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

(f) The need to establish a provision and its valuation

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

(g) Leases

During 2022, as a result of the arrival of new aircraft and the significant change in the flows of many current contracts, the Company evaluated the relevance in the current scenario of continuing to use the implicit rate, a methodology used in recent years, or whether it should in instead use a different approximation for calculating the rate. It was concluded that the implicit rate was not being able to reflect the economic environment in which the company operates, therefore it was not accurately representing the Company’s indebtedness conditions. Because of this, all new contracts entered into from 2022 and all contracts that were modified during 2022 used the incremental rate. Existing contracts that remained unchanged continued using the original implicit discount rate.

(i) Discount rate

The discount rates used to calculate the aircraft lease debt correspond to: (i) For aircraft that did not have contractual changes associated with the exit from Chapter 11, the rate used was the implicit rate of the contract, this is the discount rate that results from the aggregate present value of the minimum lease payments and the unguaranteed residual value, and (ii) For aircraft that had contractual changes associated with exit from Chapter 11, the rate used was the incremental rate, this discount rate was calculated considering our recent aircraft debt negotiations, as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

For assets other than aircraft, the estimated lessee’s incremental borrowing rate, which is derived from information available at the lease inception date, was used to determine the present value of the lease payments. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing ratios.

A decrease of one percentage point in our estimate of the rates used to determine the lease liabilities current registered fleet as of march 31, 2023 would increase the lease liability by approximately MUS$ 78.

(ii) Lease term

In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee’s control.

These estimates are made based on the best information available on the events analyzed.

In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENT INFORMATION

As of March 31, 2023, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the period ended At March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Peru	217,290	183,038
Argentina	73,506	41,881
U.S.A.	289,986	239,747
Europe	230,860	195,525
Colombia	133,800	127,711
Brazil	1,090,692	639,649
Ecuador	80,105	55,725
Chile	492,877	359,959
Asia Pacific and rest of Latin America	162,526	73,702
Income from ordinary activities	2,771,642	1,916,937
Other operating income	33,816	42,094

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Cash on hand	2,840	2,248
Bank balances	483,811	480,566
Overnight	301,864	259,129
Total Cash	788,515	741,943
Cash equivalents
Time deposits	545,476	379,280
Mutual funds	81,429	95,452
Total cash equivalents	626,905	474,732
Total cash and cash equivalents	1,415,420	1,216,675

Cash and cash equivalents are denominated in the following currencies:

Currency	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Argentine peso	16,928	10,711
Brazilian real	282,350	193,289
Chilean peso	26,426	17,643
Colombian peso	37,333	22,607
Euro	32,012	19,361
US Dollar	964,451	906,666
Other currencies	55,920	46,398
Total	1,415,420	1,216,675

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of March 31, 2023 (Unaudited)

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,333,991	81,429	-	1,415,420
Other financial assets, current (*)	482,763	-	19,487	502,250
Trade and others accounts receivable, current	1,091,327	-	-	1,091,327
Accounts receivable from related entities, current	4,944	-	-	4,944
Other financial assets, non current	16,463	-	-	16,463
Accounts receivable, non current	12,996	-	-	12,996
Total	2,942,484	81,429	19,487	3,043,400

Liabilities	Measured at amortized cost	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	876,948	1,903	878,851
Trade and others accounts payable, current	1,668,567	-	1,668,567
Accounts payable to related entities, current	1	-	1
Other financial liabilities, non-current	5,861,063	-	5,861,063
Accounts payable, non-current	317,314	-	317,314
Total	8,723,893	1,903	8,725,796

(*)	The value presented as measured at amortized cost, mainly correspond to ThUS$310.565 of funds delivered as restricted advances (as described in Note 11) and guarantees delivered.

As of December 31, 2022

Assets	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,121,223	95,452	-	1,216,675
Other financial assets, current (*)	481,914	-	21,601	503,515
Trade and others accounts receivable, current	1,008,109	-	-	1,008,109
Accounts receivable from related entities, current	19,523	-	-	19,523
Other financial assets, non current	15,517	-	-	15,517
Accounts receivable, non current	12,743	-	-	12,743
Total	2,659,029	95,452	21,601	2,776,082

Liabilities	Measured at amortized cost	Total
	ThUS$	ThUS$
Other financial liabilities, current	802,841	802,841
Trade and others accounts payable, current	1,627,992	1,627,992
Accounts payable to related entities, current	12	12
Other financial liabilities, non-current	5,979,039	5,979,039
Accounts payable, non-current	326,284	326,284
Total	8,736,168	8,736,168

(*)	The value presented as measured at amortized cost, mainly correspond to ThUS$340,008 of funds delivered as restricted advances (as described in Note 11) and guarantees delivered.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON- CURRENT ACCOUNTS RECEIVABLE

	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,044,248	952,625
Other accounts receivable	124,210	135,459
Total trade and other accounts receivable	1,168,458	1,088,084
Less: Expected credit loss	(64,135)	(67,232)
Total net trade and accounts receivable	1,104,323	1,020,852
Less: non-current portion – accounts receivable	(12,996)	(12,743)
Trade and other accounts receivable, current	1,091,327	1,008,109

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of March 31, 2023			As December 31, 2022
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
		Unaudited
Up to date	0%	855,564	(3,147)	1%	745,334	(8,749)
From 1 to 90 days	3%	120,620	(3,795)	3%	142,780	(3,758)
From 91 to 180 days	38%	12,912	(4,874)	15%	8,622	(1,297)
From 181 to 360 days	73%	7,338	(5,353)	79%	8,269	(6,565)
more of 360 days	98%	47,814	(46,966)	98%	47,620	(46,863)
Total		1,044,248	(64,135)		952,625	(67,232)

(1)	Corresponds to the consolidated expected rate of accounts receivable.
(2)	The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

Currency	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Argentine Peso	26,910	25,559
Brazilian Real	627,868	523,467
Chilean Peso	52,630	36,626
Colombian Peso	4,075	6,779
Euro	23,616	12,506
US Dollar	326,362	376,900
Korean Won	6,937	6,337
Mexican Peso	1,282	1,536
Australian Dollar	8,615	9,808
Pound Sterling	12,702	9,149
Uruguayan Peso	264	45
Swiss Franc	2,786	2,621
Japanese Yen	3,257	2,802
Swedish crown	1,423	223
Other Currencies	5,596	6,494
Total	1,104,323	1,020,852

Movements in the provision for impairment losses of trade receivables are as follows:

	Opening balance	Write-offs	(Increase) Decrease	Closing balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2022 (Unaudited)	(81,004)	1,820	(1,717)	(80,901)
From April 1 to December 31, 2022 (Unaudited)	(80,901)	4,146	9,523	(67,232)
From January 1 to March 31, 2023 (Unaudited)	(67,232)	3,091	6	(64,135)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not significant, and the policy is to analyze case by case to classify them according to the existence of risk, determining they need to be reclassified to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of March 31, 2023 (Unaudited)			As of December 31, 2022
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,044,248	(64,135)	980,113	952,625	(67,232)	885,393
Other accounts receivable	124,210	-	124,210	135,459	-	135,459

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a) Accounts Receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of March 31, 2023	As of December 31, 2022
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	1,221	257
Foreign	Delta Air Lines Inc.	Shareholder	U.S.A.	US$	3,712	19,228
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.989.370-3	Rio Dulce S.A.	Related director	Chile	CLP	-	1
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	9	35
	Total current assets				4,944	19,523

(b) Current accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of March 31, 2023	As of December 31, 2022
					ThUS$	ThUS$
					Unaudited
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	US$	1	5
Foreign	Patagonia Seafarms INC	Related director	U.S.A.	US$	-	7
	Total current and non current liabilities				1	12

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the Liabilities of the period 2023 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Technical stock (*)	460,150	438,717
Non-technical stock (**)	45,163	39,072
Total	505,313	477,789

(*)	Correspond to spare parts and materials that will be used in both own and third-party maintenance services.

(**)	Consumption of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	49,646	49,981
Provision for obsolescence Non-technical stock	5,681	5,823
Total	55,327	55,804

The resulting amounts do not exceed the respective net realization values.

As of March 31, 2023, the Company registered ThUS$ 47,281 (ThUS$ 31,061 as of March 31, 2022) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)	The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

(a) Other financial assets
Deposits in guarantee (aircraft)	30,061	22,340	1,274	1,273	31,335	23,613
Guarantees for margins of derivatives	29,713	7,460	-	-	29,713	7,460
Other investments	-	-	494	493	494	493
Guaranteed debt advances Chapter 11 (*)	310,565	340,008	-	-	310,565	340,008
Contribution to Universal Air Travel Plan “UATP”	-	-	60	20	60	20
Other guarantees given	112,424	112,106	14,635	13,731	127,059	125,837

Subtotal of other financial assets	482,763	481,914	16,463	15,517	499,226	497,431

(b) Hedging derivative asset
Fair value of interest rate derivatives	4,397	8,816	-	-	4,397	8,816
Fair value of foreign currency derivatives	-	191	-	-	-	191
Fair value of fuel price derivatives	15,090	12,594	-	-	15,090	12,594

Subtotal of derivative assets	19,487	21,601	-	-	19,487	21,601

Total Other Financial Assets	502,250	503,515	16,463	15,517	518,713	519,032

(*)	As of March 31, 2023, there are ThUS$310,565 (December 31, 2022 ThUS$340,008) of funds delivered to an agent as restricted advances, the purpose of which is to settle the claims pending resolution existing at the exit of the Chapter 11 process.

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 18.

(b)	The balances composition by currencies of the Other financial assets are as follows:

	As of	As of
	March 31,	December 31,
Type of currency	2023	2022
	ThUS $	ThUS $
	Unaudited

Brazilian real	21,072	19,589
Chilean peso	7,608	5,847
Colombian peso	1,640	1,716
Euro	8,579	6,791
US dollar	477,137	482,544
Other currencies	2,677	2,545
Total	518,713	519,032

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

(a) Advance payments

Aircraft insurance and other	19,945	27,122	-	-	19,945	27,122
Others	12,818	13,039	4,611	1,773	17,429	14,812

Subtotal advance payments	32,763	40,161	4,611	1,773	37,374	41,934

(b) Contract assets (1)

GDS costs	8,220	9,530	-	-	8,220	9,530
Credit card commissions	28,295	26,124	-	-	28,295	26,124
Travel agencies commissions	12,843	12,912	-	-	12,843	12,912

Subtotal costs of activated contracts	49,358	48,566	-	-	49,358	48,566

(c) Other assets

Sales tax	88,052	100,665	29,548	27,962	117,600	128,627
Other taxes	2,166	1,688	-	-	2,166	1,688
Contributions to the International Aeronautical
Telecommunications Society (“SITA”)	258	258	738	739	996	997
Judicial deposits	-	26	127,787	117,904	127,787	117,930

Subtotal other assets	90,476	102,637	158,073	146,605	248,549	249,242

Total Other Non - Financial Assets	172,597	191,364	162,684	148,378	335,281	339,742

(1)	Movement of Contracts assets:

			Cumulative
	Initial		translation		Final
	balance	Activation	adjustment	Amortization	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2022 (Unaudited)	25,080	15,121	(8,453)	(3,514)	28,234
From April 1 to December 31, 2022 (Unaudited)	28,234	287,169	(28,692)	(238,144)	48,567
From January 1 to March 31, 2023 (Unaudited)	48,567	47,152	(8,020)	(38,341)	49,358

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at March 31, 2023 and December 31, 2022, are detailed below:

	As of March 31, 2023	As of December 31, 2022
	ThUS$ Unaudited	ThUS$
Current assets
Aircraft	41,787	64,483
Engines and rotables	18,389	21,552
Other assets	332	381
Total	60,508	86,416

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the period.

Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During 2020, eleven Boeing 767 aircraft were transferred from the Property, plant and equipment, to Non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of five aircraft was completed. During the year 2022 the sale of three aircraft was finalized and during the year 2023 the sale of one aircraft was finalized.

During 2021, associated with the fleet restructuring plan, three engines of the A350 fleet were transferred from the Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale, of which during the same year the sale of an engine was finalized. Additionally, during the year 2022, the sale of an engine was finalized and some materials and spare parts of this same fleet were transferred to Non-current assets or groups of assets for disposal classified as held for sale.

During 2022, 28 A319 family aircraft were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for MUS$ 345 of expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value.

During the year ended 2022, 6 aircraft and 8 engines of the A320 family were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale, and as of December 31, 2022, the sale of three aircrafts were finalized and as of March 31, 2023, the sale of one aircraft and six engines were finalized. Additionally, for the year ended December 31, 2022, adjustments for MUS$ 25 of expenses were recognized to record these assets at their net realizable value, and since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

Aircraft	As of March 31, 2023	As of December 31, 2022
	Unaudited

Boeing 767	2	3
Airbus A320	2	3
Airbus A319	28	28
Total	32	34

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
			As of	As of
	Country of	Functional	March 31,	December 31,
Name of significant subsidiary	incorporation	currency	2023	2022
			%	%
			Unaudited

Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Línea Aérea Carguera de Colombia S.A.	Colombia	US$	90.46000	90.46000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.21764	99.21764
TAM Linhas Aéreas S.A.	Brazil	BRL	99.99935	99.99935
ABSA Aerolinhas Brasileiras S.A.	Brazil	US$	100.00000	100.00000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

Summary financial information of significant operative subsidiaries

							Income for the period
	Statement of financial position as of March 31, 2023						ended March 31, 2023
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited

Latam Airlines Perú S.A.	309,106	277,335	31,771	268,867	264,701	4,166	329,455	(14,356)
Lan Cargo S.A.	394,454	147,603	246,851	238,497	192,604	45,893	78,329	(25,684)
Línea Aérea Carguera de Colombia S.A	207,788	126,412	81,376	124,666	124,408	258	49,810	(76)
Transporte Aéreo S.A.	284,790	47,857	236,933	161,833	124,808	37,025	110,248	17,092
Latam Airlines Ecuador S.A.	122,279	118,784	3,495	101,400	89,654	11,746	61,164	4,033
Aerovías de Integración Regional, AIRES S.A.	141,518	137,962	3,556	133,885	131,753	2,132	100,032	(11,223)
TAM Linhas Aéreas S.A	3,034	2,117	917	3,423	2,799	624	1,228,158	28,873
ABSA Aerolinhas Brasileiras S.A.	504	495	9	568	538	30	37,756	(25,297)

							Income for the period
	Statement of financial position as of December 31, 2022						ended March 31, 2022
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited

Latam Airlines Perú S.A.	335,773	305,288	30,485	281,178	276,875	4,303	242,108	(11,072)
Lan Cargo S.A.	394,378	144,854	249,524	212,094	165,297	46,797	52,561	(30,408)
Línea Aérea Carguera de Colombia S.A	220,168	128,605	91,563	127,629	127,380	249	39,995	(6,164)
Transporte Aéreo S.A.	283,166	47,238	235,928	177,109	145,446	31,663	14,097	(3,671)
Latam Airlines Ecuador S.A.	110,821	107,313	3,508	93,975	82,687	11,288	21,830	(428)
Aerovías de Integración Regional, AIRES S.A.	112,501	109,076	3,425	213,941	211,679	2,262	84,431	(11,928)
TAM Linhas Aéreas S.A	2,738	1,926	812	3,924	3,265	659	749,020	(35,013)
ABSA Aerolinhas Brasileiras S.A.	224	216	8	263	234	29	61,247	(3,942)

(b)	Non-controlling interests

			As of	As of	As of	As of
Equity		Country	March 31,	December 31,	March 31,	December 31,
	Tax No.	of origin	2023	2022	2023	2022
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	(14,404)	(13,678)
Lan Pax Airlines Group S.A. y Filiales	96.969.680-0	Chile	0.78236	0.78236	(574)	(245)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(973)	(973)
Transportes Aereos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	975	885
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	2,437	2,454
Total					(12,539)	(11,557)

			For the period ended		For the period ended
Income		Country	March 31,		March 31,
	Tax No.	of origin	2023	2022	2023	2022
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	(726)	(555)
Lan Pax Airlines Group S.A. y Filiales	96.969.680-0	Chile	0.78236	0.78236	(91)	(108)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	-	(588)
Transportes Aereos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	90	91
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(17)	(32)
Total					(744)	(1,192)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	641,245	625,368	641,245	625,368
Loyalty program	209,299	203,791	209,299	203,791
Computer software	164,873	143,550	556,818	518,971
Developing software	81,666	107,652	81,666	107,651
Other assets	-	25	1,315	1,315
Total	1,097,083	1,080,385	1,490,343	1,457,096

a)	Movement in Intangible assets other than goodwill:

	Computer
	software and	Developing	Airport	Loyalty
	others Net	software	slots	program	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2022	136,262	104,874	587,214	190,542	1,018,892
Additions	33	17,213	-	-	17,246
Withdrawals	(2)	-	-	-	(2)
Transfer software and others	6,962	(7,532)	-	-	(570)
Subsidiaries conversion difference	7,150	1,005	97,699	33,892	139,746
Amortization	(12,657)	-	-	-	(12,657)
Closing balance as of March 31, 2022 (Unaudited)	137,748	115,560	684,913	224,434	1,162,655
Opening balance as of April 1, 2022	137,748	115,560	684,913	224,434	1,162,655
Additions	14	49,607	-	-	49,621
Withdrawals	(2,945)	(245)	-	-	(3,190)
Transfer software and others	54,250	(56,126)	-	-	(1,876)
Subsidiaries conversion difference	(3,791)	(1,145)	(59,545)	(20,643)	(85,123)
Amortization	(41,701)	-	-	-	(41,701)
Closing balance as of December 31, 2022 (Unaudited)	143,575	107,651	625,368	203,791	1,080,386
Opening balance as of January 1, 2023	143,575	107,651	625,368	203,791	1,080,386
Additions	-	8,672	-	-	8,672
Withdrawals	-	-	-	-	-
Transfer software and others	34,826	(34,830)	-	-	(4)
Subsidiaries conversion difference	919	173	15,877	5,508	22,476
Amortization	(14,447)	-	-	-	(14,447)
Closing balance as of March 31, 2023 (Unaudited)	164,873	81,666	641,245	209,299	1,097,083

The amortization of each period is recognized in the consolidated income statement within administrative expenses.

The cumulative amortization of computer software and others as of March 31, 2023 amounts to ThUS$ 393,260 (ThUS $ 376,710 as of December 31, 2022).

b)	Impairment Test Intangible Assets with an indefinite useful life

As of March 31, 2023, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of March 31, 2023, no indications of impairment have been identified for the Air Transport CGU, which require a new impairment test to be carried out.

As of December 31, 2022, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years of cash flows after taxes from the financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and the price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used for the CGU “Air transport” are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU
Air transport
Annual growth rate (Terminal)%		0,0 – 3,5
Exchange rate (1)	R$/US$	5,40 – 5,63
Discount rate based don the Weighted Average Cost of Capital (WACC)%		8,40 – 12,40
Fuel Price from future prices curves
Commodities markets	US$/barrel	100 - 130

(1)	In line with expectations of the Central Bank of Brazil.

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the recoverable amount exceeded the book value of the cash-generating unit, and therefore no impairment was identified.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase	Decrease rate	Increase
	WACC	Terminal growth	fuel price
	Maximum	Minimal	Maximum
	%	%	(US$/barrel)
Air Transportation CGU	12.4	0	130

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of March 31,	As of December 31,	As of March 31,	As of December 31,	As of March 31,	As of December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
a) Property, plant and equipment
Construction in progress (1)	403,047	388,810	-	-	403,047	388,810
Land	44,884	44,349	-	-	44,884	44,349
Buildings	125,508	124,507	(57,161)	(55,511)	68,347	68,996
Plant and equipment	10,409,820	11,135,425	(4,132,385)	(4,836,926)	6,277,435	6,298,499
Own aircraft (3)	9,631,526	10,427,950	(3,908,645)	(4,619,279)	5,722,881	5,808,671
Other (2)	778,294	707,475	(223,740)	(217,647)	554,554	489,828
Machinery	27,732	27,090	(26,214)	(25,479)	1,518	1,611
Information technology equipment	156,099	153,355	(139,423)	(136,746)	16,676	16,609
Fixed installations and accessories	157,605	155,351	(121,711)	(118,279)	35,894	37,072
Motor vehicles	52,095	51,504	(46,596)	(46,343)	5,499	5,161
Leasehold improvements	213,701	202,753	(45,280)	(42,726)	168,421	160,027
Subtotal Properties, plant and equipment	11,590,491	12,283,144	(4,568,770)	(5,262,010)	7,021,721	7,021,134

b) Right of use
Aircraft	4,375,895	4,391,690	(3,102,643)	(3,064,869)	1,273,252	1,326,821
Other assets	245,083	246,078	(185,778)	(182,372)	59,305	63,706
Subtotal Right of use	4,620,978	4,637,768	(3,288,421)	(3,247,241)	1,332,557	1,390,527
Total	16,211,469	16,920,912	(7,857,191)	(8,509,251)	8,354,278	8,411,661

(1)	As of March 31, 2023, includes advances paid to aircraft manufacturers for ThUS$ 368,681 (ThUS$ 357,979 as of December 31, 2022)
(2)	Consider mainly rotables and tools.
(3)	As of December 31, 2022, six A320 and twenty-eight A319 aircraft were reclassified to Non-current assets or groups of assets for disposal as held for sale (see Note 13).

(a)	Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2022	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118
	-
Additions	2,841	-	-	150,524	3,948	108	-	5,029	162,450
Disposals	-	-	-	(12)	(2)	-	-	-	(14)
Retirements	(31)	-	-	(9,135)	(21)	(811)	-	(290)	(10,288)
Depreciation expenses	-	-	(730)	(155,948)	(1,417)	(2,085)	(11)	(2,191)	(162,382)
Subsidiaries convversion difference	506	3,022	2,404	38,955	740	4,434	(27)	20,413	70,447
Other increases (decreases) (*)	(14,740)	-	(40)	42,382	(672)	78	(3)	2,527	29,532
Changes, total	(11,424)	3,022	1,634	66,766	2,576	1,724	(41)	25,488	89,745
Closing balance as of March 31, 2022 (Unaudited)	462,373	46,298	62,085	6,635,483	19,412	40,465	284	158,463	7,424,863

Opening balance as of April 1, 2022	462,373	46,298	62,085	6,635,483	19,412	40,465	284	158,463	7,424,863

Additions	13,491	-	-	693,284	2,478	5	258	22,131	731,647
Disposals	-	-	-	(4,128)	2	(264)	(3)	-	(4,393)
Retirements	(44)	-	(2)	(32,920)	(3)	(25)	-	(23)	(33,017)
Depreciation expenses	-	-	(2,555)	(513,111)	(4,245)	(5,829)	(44)	(10,880)	(536,664)
Subsidiaries conversion difference	(1,788)	(1,949)	(1,486)	(27,428)	(824)	(2,069)	(1)	(12,820)	(48,365)
Other increases (decreases) (*)	(85,222)	-	10,954	(446,332)	(211)	4,789	(71)	3,156	(512,937)
Changes, total	(73,563)	(1,949)	6,911	(330,635)	(2,803)	(3,393)	139	1,564	(403,729)
Closing balance as of December 31, 2022 (Unaudited)	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134

Opening balance as of January 1, 2022 (Unaudited)	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134

Additions	3,185	-	-	139,859	1,246	-	-	2,283	146,573
Disposals	-	-	-	(8,807)	-	-	-	-	(8,807)
Retirements	-	-	-	(23,533)	-	(1)	-	-	(23,534)
Depreciation expenses	-	-	(1,024)	(166,070)	(1,402)	(1,852)	(17)	(2,464)	(172,829)
Subsidiaries conversion difference	1,131	535	375	7,538	164	611	-	3,807	14,161
Other increases (decreases)	9,921	-	-	30,211	59	64	-	4,768	45,023
Changes, total	14,237	535	(649)	(20,802)	67	(1,178)	(17)	8,394	587
Closing balance as of March 31, 2023 (Unaudited)	403,047	44,884	68,347	6,284,046	16,676	35,894	406	168,421	7,021,721

(*)	As of December 31, 2022, six A320 ThUS$ (29,328) and twenty-eight A319 ThUS$ (373,410) aircraft were reclassified to Non-current assets or groups of assets for disposal as held for sale.

(b)	Right of use assets:

	Aircraft	Others	Net right of use assets
	ThUS $	ThUS $	ThUS $
Opening balances as of January 1, 2022	2,101,742	53,007	2,154,749

Additions	65,198	1,014	66,212
Depreciation expense	(71,837)	(4,914)	(76,751)
Subsidiaries conversion difference	(1,089)	4,492	3,403
Other increases (decreases) (*)	(47,785)	8,703	(39,082)
Total changes	(55,513)	9,295	(46,218)
Final balances as of March 31, 2022 (Unaudited)	2,046,229	62,302	2,108,531

Opening balances as of April 1, 2022	2,046,229	62,302	2,108,531
Additions	307,373	12,073	319,446
Depreciation expense	(177,965)	(11,454)	(189,419)
Subsidiaries conversion difference	2,008	(3,100)	(1,092)
Other increases (decreases) (*)	(850,824)	3,885	(846,939)
Total changes	(719,408)	1,404	(718,004)
Final balances as of December 31, 2022 (Unaudited)	1,326,821	63,706	1,390,527

Opening balances as of January 1, 2023	1,326,821	63,706	1,390,527

Additions	-	1,099	1,099
Depreciation expense	(37,800)	(4,029)	(41,829)
Subsidiaries conversion difference	23	623	646
Other increases (decreases)	(15,792)	(2,094)	(17,886)

Total changes	(53,569)	(4,401)	(57,970)
Final balances as of March 31, 2023 (Unaudited)	1,273,252	59,305	1,332,557

(*)	Includes the renegotiation of 115 aircraft (1 A319, 39 A320, 14 A320neo, 30 A321, 1 B767, 6 B777 and 24 B787)

(c)	Fleet composition

		Aircraft included in Property, plant and equipment			Aircraft included as Rights of use assets			Total fleet
		As of	As of		As of	As of		As of	As of
		March 31,	December 31,		March 31,	December 31,		March 31,	December 31,
Aircraft	Model	2023	2022		2023	2022		2023	2022
		Unaudited			Unaudited			Unaudited
Boeing 767	300ER	14	15		-	-		14	15
Boeing 767	300F	14	13	(2)	1	1		15	14
Boeing 777	300ER	4	4		6	6		10	10
Boeing 787	800	4	4		6	6		10	10
Boeing 787	900	2	2		19	19		21	21
Airbus A319	100	11	12	(2)	1	1		12	13
Airbus A320	200	88	88	(2)	40	40	(1)	128	128
Airbus A320	neo	1	1		15	15		16	16
Airbus A321	200	19	19		30	30		49	49
Total		157	158		118	118		275	276

(1)	An aircraft with a short-term operating lease is not considered value for right of use.

(2)	Some aircraft of these fleets were reclassified to non-current assets or groups of assets for disposal as held for sale, (see Note 13)

(d)	Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Depreciation method	Minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of Boeing 767 300ER, Airbus 320 Family and Boeing 767 300F fleets which consider a lower residual value, due to the extension of their useful life to 22, 25 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of March 31, 2023		As of December 31, 2022
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited
Wilmington	MUFG	Aircraft and engines	Airbus A319	4,106	12,967	4,554	13,205
Trust Company			Airbus A320	29,704	204,284	33,154	203,788
			Boeing 767	31,500	159,790	35,043	164,448
			Boeing 777	139,644	141,405	141,605	144,065

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	3,518	4,960	3,518	5,311
			Airbus A320	195,864	156,299	195,864	161,397
			Airbus A321	6,192	4,708	6,192	4,827
			Boeing 767	9,122	25,280	9,121	23,323
			Boeing 787	60,304	32,955	60,305	34,077

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	179,836	218,091	184,199	221,311
Total direct guarantee				659,790	960,739	673,555	975,752

(1)	For syndicated loans, given their own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debts are presented at their nominal value. The net book values correspond to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of March 31, 2023, amounts to ThUS$ 1,004,108 (ThUS$ 1,037,122 as of December 31, 2022). The book value of the assets with indirect guarantees as of March 31, 2023, amounts to ThUS$ 2,220,520 (ThUS$ 2,306,233 as of December 31, 2022).

As of March 31, 2023, the Company keeps valid letters of credit related to right of use assets according to the following detail:

				Release
Creditor Guarantee	Debtor	Type	Value	date
			ThUS$
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Three letters of credit	12,198	Dec 6, 2023
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 11, 2024
RB Comercial Properties 49
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	28,006	Apr 29, 2023
			44,056

(ii) Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	March 31,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited

Gross book value of fully depreciated property, plant and equipment still in use	275,421	266,896
Commitments for the acquisition of aircraft (*)	13,100,000	13,100,000

(*)	According to the manufacturer’s price list.

Aircraft purchase commitments:

	Year of delivery
Manufacturer	2023	2024	2025	2026-2029	Total
Airbus S.A.S.	8	8	11	56	83
A320-neo Family	8	8	11	56	83
The Boeing Company	2	-	-	-	2
Boeing 787-9	2	-	-	-	2
Total	10	8	11	56	85

As of March 31, 2023, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 83 Airbus aircraft of the A320 family remain to be received with deliveries between 2023 and 2029. The approximate amount, according to manufacturer list prices, is ThUS$ 12,500,000.

As of March 31, 2023, as a result of the different aircraft purchase contracts signed with The Boeing Company, 2 Boeing 787 Dreamliner aircraft remain to be received with delivery dates within 2023. The approximate amount, according to list prices from the manufacturer, is ThUS$ 600,000.

Aircraft operational lease commitments:

As of March 31, 2023, as a result of the different aircraft operating lease contracts signed with AerCap Holdings N.V., 8 Airbus aircraft of the A320neo family with delivery dates between 2023 and 2024 and 4 Boeing 787 Dreamliner aircraft with delivery dates within 2025 remain to be received.

As of March 31, 2023, as a result of the different aircraft operating lease contracts signed with Air Lease Corporation, 3 Airbus aircraft of the A320 Neo family with delivery dates between 2023 and 2024, and 5 Airbus A321XLR family aircraft with delivery dates between 2025 and 2026 remain to be received.

As of March 31, 2023, as a result of the different aircraft operating lease contracts signed with Aergo, 4 Boeing 787 Dreamliner aircraft, with delivery dates within 2023, remain to be received.

As of March 31, 2023, as a result of the different aircraft operating lease contracts signed with CDB Aviation, 1 Airbus aircraft of the A320 neo family with delivery date within 2023 remain to be received.

As of March 31, 2023, as a result of the different aircraft operating lease contracts signed with Avolon Aerospace Leasing Limited, 2 Airbus aircraft of the A320 neo family with delivery dates within 2024 remain to be received.

(iii) Capitalized interest costs with respect to Property, plant and equipment.

		For the period ended
		March 31,
		2023	2022
		Unaudited
Average rate of capitalization of capitalized interest costs	%	8.85	5.41
Costs of capitalized interest	ThUS$	6,268	3,926

(f) Acceptance, amendments and rejection of Executive Contracts (“Executory Contracts”) and Leases

Bankruptcy Court approval date:	Rejected contracts:

January 5, 2022	(i) General Terms Agreement between Rolls-Royce PLC and Rolls-Royce Totalcare Services Limited and TAM Linhas Aereas S.A.;

March 22, 2022	(i) 1 International Aero Engines AG V2527-A5 engine; and

May 18, 2022	(i) Framework Deed Relating to the purchase and leaseback of ten used Airbus A330-200 aircraft, nine new Airbus A350-900 aircraft, four new Boeing 787-9 aircraft and two new Boeing 787-8 aircraft.

Contracts rejected in the previous table do not result in changes in the asset or liabilities structure of the Company, since these were general terms of agreement for purchases, engine maintenance contracts and short term leases which according to the accounting policies (see Note 2) should not be registered as right of use assets.

The Debtors also have filed motions to enter into certain new aircraft lease agreements, including:

Bankruptcy Court Approval Date:	MSN Number/Counterparty

February 23, 2022	Vmo Aircraft Leasing, Two Boeing 787-9

March 17, 2022	Avolon Aerospace Leasing Limited, Two Airbus A321neo

March 17, 2022	Air Lease Corporation, Three Airbus A321NX

March 17, 2022	AerCap Ireland, Two Airbus A321-20neo

March 18, 2022	CDB Aviation Lease Finance DAC, Two Airbus A321NX

April 14, 2022	Macquarie Aircraft Leasing Services (Ireland) Ltd., One Airbus A320-233

June 29, 2022	UK Export Finance, Four Boeing 787-9

August 12, 2022	Air Lease Corporation, Three Airbus A321XLR

September 8, 2022	Air Lease Corporation, Two Airbus A321XLR

In relation to several of these lease amendment agreements, the Debtors entered into claim settlement stipulations for prepetition amounts due upon assumption of those agreements.

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended March 31, 2023, the income tax provision for said period was calculated and recorded, applying the semi-integrated tax system and a rate of 27%, based on the provisions of the Law. No. 21,210, published in the Official Gazette of the Republic of Chile, dated February 24, 2020, which updates the Tax Legislation.

The net result for deferred tax corresponds to the variation of the period, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on income tax expense.

(a) Current taxes

(a.1) The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	26,048	18,559	-	-	26,048	18,559
Other recoverable credits	11,808	14,474	-	-	11,808	14,474
Total current tax assets	37,856	33,033	-	-	37,856	33,033

(a.2) The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	2,794	1,026	-	-	2,794	1,026
Total current tax liabilities	2,794	1,026	-	-	2,794	1,026

(b) Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	March 31,	December 31,	March 31,	December 31,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Properties, Plants and equipment	(994,620)	(1,006,814)	82,378	81,326
Right-of-use assets	(351,544)	(367,112)	85	70
Lease liabilities	575,894	586,878	(154)	(115)
Amortization	(87,010)	(88,172)	10	10
Provisions	24,608	9,133	70,818	69,519
Revaluation of financial instruments	(2)	2,438	-	-
Tax losses (*)	821,312	852,654	(89,812)	(94,005)
Intangibles	-	-	277,936	270,512
Other	16,655	16,910	17,015	17,308
Total	5,293	5,915	358,276	344,625

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(b.1) From January 1 to March 31, 2022 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,208,693)	22,514	-	-	(1,186,179)
Right-of-use assets	(572,727)	1,008	-	-	(571,719)
Lease liabilities	773,129	25,990	-	-	799,119
Amortization	(44,615)	7,558	-	-	(37,057)
Provisions	552,527	(22,476)	203	-	530,254
Revaluation of financial instruments	(16,575)	1,755	(600)	-	(15,420)
Tax losses (*)	445,662	(24,760)	-	-	420,902
Intangibles	(254,155)	843	-	(44,823)	(298,135)
Others	(274)	(2)	-	-	(276)
Total	(325,721)	12,430	(397)	(44,823)	(358,511)

(b.2) From April 1 to December 31, 2022

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,186,179)	98,039	-	-	(1,088,140)
Assets for right of use	(571,719)	204,537	-	-	(367,182)
Lease liabilities	799,119	(212,126)	-	-	586,993
Amortization	(37,057)	(51,125)	-	-	(88,182)
Provisions	530,254	(591,004)	364	-	(60,386)
Revaluation of financial instruments	(15,420)	17,493	365	-	2,438
Tax losses (*)	420,902	525,757	-	-	946,659
Intangibles	(298,135)	1,271	-	26,352	(270,512)
Others	(276)	(122)	-	-	(398)
Total	(358,511)	(7,280)	729	26,352	(338,710)

(b.3) From January 1 to March 31, 2023 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,088,140)	11,142	-	-	(1,076,998)
Right-of-use assets	(367,182)	15,553	-	-	(351,629)
Lease liabilities	586,993	(10,945)	-	-	576,048
Amortization	(88,182)	1,162	-	-	(87,020)
Provisions	(60,386)	14,106	70	-	(46,210)
Revaluation of financial instruments	2,438	(2,343)	(97)	-	(2)
Tax losses (*)	946,659	(35,535)	-	-	911,124
Intangibles	(270,512)	(436)	-	(6,988)	(277,936)
Others	(398)	38	-	-	(360)
Total	(338,710)	(7,258)	(27)	(6,988)	(352,983)

Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$ 3,656,806 at March 31, 2023 (ThUS$ 3,651,023 as of December 31, 2022) which include deferred tax assets related to negative tax results of ThUS$ 14,934,879 at March 31, 2023 (ThUS$ 14,930,487 at December 31, 2022).

(*)	As indicated in Note 2c), on November 26, 2021, the Company presented the Reorganization Plan and the associated Disclosure Statement, which includes, among others, the financial projections and the issuance proposals of new shares and convertible notes, part of them destined to be given in payment of the debt prior to said date. With this information, management updated the assessment of the recoverability of tax assets in accordance with what is indicated in Note 4c) for the LATAM Airlines Group Company in Chile, and will limit that it would no longer be probable that future tax profits will be available in the projection period with which to compensate part of the temporary differences, for which a Provision for the deferred tax asset that it estimates will not be recoverable in the mentioned period increased for an amount of ThUS$ 1,251,912. On the other hand, on December 31, 2022, the administration of the subsidiary Lan Cargo S.A., taking into account financial projections for future years, adding that it would not be likely that future tax profits would be available with which to offset part of the temporary differences. Therefore, a provision was obtained for the deferred tax asset that it estimates will not be recoverable in the amount of ThUS$6,173.

(Expenses) / Income from deferred taxes and income tax:

	For the period ended
	March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited

Income/(Expense) for income taxes
Income/(Expense) for current taxes	14,137	(1,535)
Income/(Expense) for current taxes, net, total	14,137	(1,535)
(Expense)/Income from deferred income taxes
(Expense)/Deferred income for relative taxes to the creation and reversal of temporary differences	(7,258)	12,430
Deferred tax (expense)/income, net, total	(7,258)	12,430
Income taxes / benefit	6,879	10,895

Income tax (expense) / Income benefit:

	For the period ended
	March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited

Current tax benefit (expense), foreign	14,393	(472)
Current tax (expense), domestic	(256)	(1,063)
Total current tax benefit (expense)	14,137	(1,535)

Deferred tax (expense), foreign	(1,040)	(386)
Deferred tax (expense) benefit, domestic	(6,218)	12,816
Total deferred tax (expense) benefit	(7,258)	12,430
Income tax / benefit	6,879	10,895

Income before tax from the Chilean legal tax rate (27% as of March 31, 2023 and 2022)

	For the period ended		For the period ended
	March 31,		March 31,
	2023	2022	2023	2022
	ThUS$	ThUS$	%	%
	Unaudited
Income tax (expense)/benefit using the legal tax rate	(30,828)	105,881	(27.00)	(27.00)
Tax effect by change in tax rate	-	11,130	-	(2.84)
Tax effect of rates in other jurisdictions	1,762	3,792	1.54	(0.97)
Tax effect of non-taxable income	1,564	278	1.37	(0.07)
Tax effect of disallowable expenses	(1,670)	(5,916)	(1.46)	1.51
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	13,608	22,505	11.92	(5.74)
Deferred tax asset not recognized	22,141	(108,823)	19.39	27.75
Other increases (decreases)	302	(17,952)	0.26	4.58
Total adjustments to tax expense using the legal rate	37,707	(94,986)	33.02	24.22
Income tax benefit using the effective rate	6,879	10,895	6.02	(2.78)

Deferred taxes related to items charged to equity:

	For the period ended
	March 31,
	2023	2022
	ThUS $	ThUS$
	Unaudited

Aggregate deferred taxation of components of other comprehensive income	(27)	(397)

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	March 31,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	684,147	629,106
(b) Lease Liability	192,801	173,735
(c) Hedge derivatives	1,903	-
Total current	878,851	802,841
Non-current
(a) Interest bearing loans	3,881,135	3,936,320
(b) Lease Liability	1,979,928	2,042,719
Total non-current	5,861,063	5,979,039

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	March 31,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Current
Bank loans (2)	374,094	353,284
Guaranteed obligations	23,255	17,887
Other guaranteed obligations (1)(2)	65,293	66,239
Subtotal bank loans	462,642	437,410
Obligation with the public (2)	74,866	33,383
Financial leases	144,667	156,285
Other loans	1,972	2,028
Total current	684,147	629,106
Non-current
Bank loans (2)	1,034,898	1,032,711
Guaranteed obligations	295,536	307,174
Other guaranteed obligations (1)	409,059	408,065
Subtotal bank loans	1,739,493	1,747,950
Obligation with the public (2)	1,271,462	1,256,416
Financial leases	870,180	931,954
Total non-current	3,881,135	3,936,320
Total obligations with financial institutions	4,565,282	4,565,426

(1) The committed “Revolving Credit Facility (RCF)” is guaranteed by collateral composed of aircraft, engines and spare parts, which was fully drawn until November 3, 2022. Once emerged from Chapter 11, the line was fully repaid and as of March 31, 2023 and December 31, 2022, it is available to be used.

(2) On March 14, 2022, a new consolidated and modified text of the Existing DIP Credit Agreement (the “New Consolidated and Modified DIP Credit Agreement”) was submitted to the Court for its approval. The New Consolidated and Amended DIP Credit Agreement (i) fully refinanced and replaced the existing Tranches A, B and C in the Existing DIP Credit Agreement; (ii) contemplated a maturity date in accordance with the calendar that the Debtors anticipated to emerge from the Chapter 11 Procedure; and (iii) included certain reductions in fees and interest compared to the Existing DIP Credit Agreement and the Recast and Amended DIP Initial Financing Proposal. The obligations under the DIP were secured by assets owned by LATAM and certain of its affiliates, including, but not limited to, shares, certain engines and spare parts.

On April 8, 2022, a consolidated and modified text was signed (the “Recast and Modified DIP Credit Agreement”) of the Original DIP Credit Agreement, which modified and consolidated said agreement and repaid the obligations pending payment under it. (that is, under its Tranches A, B and C). The total amount of the Consolidated and Modified DIP Credit Agreement was MUS$ 3,700. The Consolidated and Amended DIP Credit Agreement (i) included certain reductions in fees and interest compared to the Existing DIP Credit Agreement; and (ii) contemplated an expiration date in accordance with the calendar that LATAM anticipated to emerge from the Chapter 11 Procedure. Regarding the latter, the scheduled expiration date of the Consolidated and Modified DIP Credit Agreement was August 8, 2022, subject to to possible extensions that, in certain cases, had a deadline of November 30, 2022.

Likewise, on April 8, 2022, the initial disbursement took place under the Consolidated and Modified DIP Credit Agreement for the amount of MUS$ 2,750. On April 28, 2022, an amendment to said contract was signed, extending the expiration date from August 8, 2022 to October 14, 2022.

On October 12, 2022, said Consolidated and Modified DIP Credit Agreement was repaid in its entirety with the DIP-to-Exit financing, which contemplated bridge financing for senior secured bonds maturing in 2027 for MUS$ 750, MUS$ 750 in other bridge financing for senior secured notes due 2029, a MUS$ 750 Term Financing, a financing called Junior DIP, for a total of MUS$ 1,146 , and, lastly, a US Revolving Credit Facility MUS$ 500, which is not drawn. The DIP-to-exit financing was collateralized by assets owned by LATAM and certain of its affiliates. Of these, the Junior DIP contemplated a subordinate priority to the rest of the credits.

On October 18, 2022, the Bridge Loans were partially repaid by: i) a bond issue exempt from registration under U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144A and Regulation S, both under the Securities Act, due 2027 (the “5-Year Bonds”), by a total principal amount of MUS$ 450 and ii) a bond issue exempt from registration under the Securities Law pursuant to Rule 144A and Regulation S, both under the Securities Law, due 2029 (the “Bonds to 7 Years”), for a total principal amount of MUS$ 700.

In the context of the exit of the Company from the Chapter 11 Procedure on November 3, 2022, the Bridge Loans were repaid with additional: MUS$ 350 corresponding to an incremental loan of Term Loan B.

On November 3, 2022, the company and all of its subsidiaries successfully emerged from Chapter 11.

Balances by currency of interest bearing loans are as follows:

	As of	As of
	March 31,	December 31,
Currency	2023	2022
	ThUS$	ThUS$
Brazilian real	322,817	314,322
Chilean peso (U.F.)	173,242	157,288
US Dollar	4,069,223	4,093,816
Total	4,565,282	4,565,426

Interest-bearing loans due in installments to March 31, 2023 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	SANTANDER	Spain	US$	-	-	70,951	-	-	70,951	217	-	70,951	-	-	71,168	Quaterly	7.36	7.36
0-E	GOLDMAN SACHS	U.S.A.	US$	2,750	8,250	22,000	1,064,250	-	1,097,250	42,810	8,250	22,000	941,947	-	1,015,007	Quaterly	19.92	14.50

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	-	-	-	-	171,829	171,829	1,413	-	-	-	171,829	173,242	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	U.S.A.	US$	-	-	-	-	3	3	-	-	-	-	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	-	-	450,000	700,000	1,150,000	73,453	-	-	430,290	669,340	1,173,083	At Expiration	15.00	13.38

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	2,603	8,441	25,629	28,156	115,007	179,836	3,498	8,441	24,959	27,752	114,497	179,147	Quaterly	6.18	6.18
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	2,186	9,130	31,727	33,419	63,182	139,644	2,186	9,130	31,727	33,419	63,182	139,644	Quaterly/Monthly	8.62	8.62

Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	7,333	7,333	29,334	231,000	-	275,000	11,262	7,333	26,153	229,145	-	273,893	At Expiration	8.79	8.79
0-E	MUFG	U.S.A.	US$	11,430	34,961	54,652	-	-	101,043	11,486	34,961	54,652	-	-	101,099	Quaterly	6.65	6.65
0-E	EXIM BANK	U.S.A.	US$	-	-	25,246	41,568	32,295	99,109	251	-	25,246	41,568	32,295	99,360	Quaterly	2.03	1.79

Financial leases
0-E	CITIBANK	U.S.A.	US$	2,409	3,281	-	-	-	5,690	2,427	3,281	-	-	-	5,708	Quaterly	6.74	5.96
0-E	BNP PARIBAS	U.S.A.	US$	6,641	14,929	-	-	-	21,570	6,791	14,861	-	-	-	21,652	Quaterly	6.32	5.72
0-E	NATIXIS	France	US$	6,420	19,437	53,515	56,011	97,790	233,173	8,253	20,159	53,187	55,793	96,795	234,187	Quaterly	6.70	6.70
0-E	US BANK	U.S.A.	US$	17,080	51,826	66,804	-	-	135,710	17,850	51,826	63,159	-	-	132,835	Quaterly	4.08	2.86
0-E	PK AIRFINANCE	U.S.A.	US$	1,544	4,698	4,815	-	-	11,057	1,585	4,698	4,815	-	-	11,098	Quaterly	6.82	6.82
0-E	EXIM BANK	U.S.A.	US$	-	-	130,848	162,359	119,865	413,072	1,853	-	129,894	161,176	118,991	411,914	Quaterly	3.77	2.95
0-E	BANK OF UTAH	U.S.A.	US$	2,381	6,662	21,685	36,824	112,365	179,917	2,381	6,662	21,685	36,824	112,365	179,917	Monthly	10.45	10.45

Others loans
0-E	Various (*)	Chile	US$	1,972	-	-	-	-	1,972	1,972	-	-	-	-	1,972	At Expiration	-	-

	Total			64,749	168,948	537,206	2,103,587	1,412,336	4,286,826	189,688	169,602	528,428	1,957,914	1,379,297	4,224,929

(*)	Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to March 31, 2023 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02 .012 .862 / 0001-60 , Brazil

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
	Tax No.	Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	Merril Lynch Credit Products LLC	Brazil	BRL	322,817	-	-	-	-	322,817	322 ,817	-	-	-	-	322,817	Monthly	3.95	3.95

Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	11,416	-	17,536	510	1,530	4,080	11,416	-	17,536	Quaterly	2.50	2.50
	Total			323,327	1,530	4,080	11,416	-	340,353	323,327	1,530	4,080	11,416	-	340,353
	Total consolidated			388,076	170,478	541,286	2,115,003	1,412,336	4,627,179	513,015	171,132	532,508	1,969,330	1,379,297	4,565,282

Interest-bearing loans due in installments to December 31, 2022

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Upto	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank loans
0-E	SANTANDER	Spain	US$	-	-	70,951	-	-	70,951	173	-	70,951	-	-	71,124	Quaterly	7,26	7,26
0-E	GOLDMAN SACHS	U.S.A.	US$	2,750	8,250	22,000	1,067,000	-	1,100,000	30,539	8,250	22,000	939,760	-	1,000,549	Quaterly	18.46	13.38
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	-	-	-	-	156,783	156,783	505	-	-	-	156,783	157,288	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	U.S.A.	US$	-	-	-	-	3	3	-	-	-	-	3	3	At Expiration	1,00	1,00
0 - E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	-	-	450,000	700,000	1,150,000	-	32,878	-	430,290	669,340	1,132,508	At Expiration	15.00	13,38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	1,761	6,907	22,890	26,035	126,605	184,198	2,637	6,907	22,212	25,627	126,048	183,431	Quaterly	5,76	5,76
0-E	WILM INGTON TRUST COMPANY	U.S.A.	US$	2,208	6,110	32,620	33,210	67,457	141,605	2,233	6,110	32,620	33,210	67,457	141,630	Quaterly/Monthly	8.20	8.20
-	SWAP Received aircraft	-	US$	-	-	-	-	-	-	-	-	-	-	-	-	Quaterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	14,667	29,333	231,000	-	275,000	3,837	14,667	26,153	228,880	-	273,537	Quaterly	8,24	8,24
0-E	MUFG	U.S.A.	US$	11,345	34,624	66,419	-	-	112,388	11,404	34,624	66,419	-	-	112,447	Quaterly	6.23	6.23
0-E	CITIBANK	U.S.A.	US$	-	-	-	-	-	-	1470			-	-	1,470	At Expiration	1,00	1,00
0-E	EXIM BANK	U.S.A.	US$	-	-	17,737	36,431	32,444	86,612	237	-	17,738	36,431	32,444	86,850	Quaterly	2.01	1.78
Financial leases 0-E	CITIBANK	U.S.A.	US$	6,825	5,689	-	-	-	12,514	6,888	5,689	-	-	-	12,577	Quaterly	6.19	5.47
0-E	BNP PARIBAS	U.S.A.	US$	6,596	20,048	1,521	-	-	28,165	6,776	20,048	1,516	-	-	28,340	Quaterly	5.99	5.39
0-E	NATIXIS	France	US$	6,419	19,341	53,207	55,696	104,475	239,138	8,545	19,341	52,881	55,478	103,905	240,150	Quaterly	6.44	6.44
0-E	US BANK	U.S.A.	US$	16,984	51,532	84,177	-	-	152,693	17,831	51,532	79,805	-	-	149,168	Quaterly	4.06	2.85
0-E	PK AIRFINANCE	U.S.A.	US$	1,533	4,664	6,393	-	-	12,590	1,579	4,664	6,393	-	-	12,636	Quaterly	5.97	5.97
0-E	EXIM BANK	U.S.A.	US$	-	-	113,668	180,260	152,581	446,509	1,923	-	112,666	178,672	151,236	444,497	Quaterly	3.58	2.79
0-E	BANK OF UTAH	U.S.A.	US$	2321	6568	20990	30557	121801	182,237	2321	6568	20990	30557	121801	182,237	Monthly	10,45	10,45
Others loans 0-E	Various (*)		US$	2,028	-	-	-	-	2,028	2,028	-	-	-	-	2,028	At Expiration	-	-
	Total			60,770	178,400	541,906	2,110,189	1,462,149	4,353,414	100,926	211,278	532,344	1,958,905	1,429,017	4,232,470

(*)	Obligation to creditors for executed letters of credit.

Interest -bearing loans due in installments to December 31, 2022

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
	Tax No.	Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0 -E	Merril Lynch Credit Products LLC	Brazil	BRL	304,549	-	-	-	-	304,549	314,322	-	-	-	-	314,322	Monthly	3,95	3,95

Financial lease
0 -E	NATIXIS	France	US$	510	1,530	4,080	4,080	7,846	18,046	1,050	1,530	4,080	4,080	7,894	18,634	Semiannual/Quaterly	7.23	7.23
	Total			305,059	1,530	4,080	4,080	7,846	322,595	315,372	1,530	4,080	4,080	7,894	332,956
	Total consolidated			365,829	179,930	545,986	2,114,269	1,469,995	4,676,009	416,298	212,808	536,424	1,962,985	1,436,911	4,565,426

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

	Aircraft	Others	Lease Liability total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2022	2,883,661	76,977	2,960,638
New contracts	63,505	1,011	64,516
Renegotiations	(55,154)	8,645	(46,509)
Payments	(2,445)	(5,297)	(7,742)
Accrued interest	31,158	2,463	33,621
Exchange differences	288	136	424
Subsidiaries conversion difference	5	5,481	5,486
Other increases (decreases)	-	947	947
Total changes	37,357	13,386	50,743
Closing balance as of March 31,2022 (Unaudited)	2,921,018	90,363	3,011,381
Opening balance as April 1, 2022	2,921,018	90,363	3,011,381
New contracts	291,419	12,008	303,427
Lease termination	(19,606)	-	(19,606)
Renegotiations	(21,079)	(12,843)	(33,922)
Exit effect of chapter 11 (*)	(995,888)	-	(995,888)
Payments	(152,378)	(20,875)	(173,253)
accrued interest	111,781	6,731	118,512
Exchange differences	(288)	2,143	1,855
Subsidiaries conversion difference	(7)	1,982	1,975
other variations	-	1,973	1,973
Total changes	(786,046)	(8,881)	(794,927)
Closing balance as of December 31,2022 (Unaudited)	2,134,972	81,482	2,216,454
Opening balance as January 1, 2022	2,134,972	81,482	2,216,454
New contracts	-	1,099	1,099
Lease termination	-	(203)	(203)
Renegotiations	(10,887)	(2,737)	(13,624)
Payments	(77,430)	(6,944)	(84,374)
accrued interest	46,269	2,375	48,644
Exchange differences	1	2,537	2,538
Subsidiaries conversion difference	(1)	2,455	2,454
other variations	(258)	-	(258)
Total changes	(42,306)	(1,418)	(43,724)
Closing balance as of March 31,2023 (Unaudited)	2,092,666	80,064	2,172,730

(*)	Corresponds to the effect of emergence from Chapter 11 ThUS$679,273 associated with claims (Derecognition of assets for right of use for ThUS$639,728 (See Note 24 (4)) and conversion of Notes for ThUS$39,545) and ThUS$316,615 due to IBR rate change.

The Company recognizes interest payments related to lease liabilities in the consolidated result under Finance costs (See Note 26(c)). The Average discount rates for calculation of lease liability are as follows.

	Discount rate March 2023	Discount rate December 2022
Aircraft	8,80%	8,80%
Others	11,50%	10,70%

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge Derivatives
	As of March 31, 2023	As of December 31, 2022	As of March 31, 2023	As of December 31, 2022	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Fair value of interest rate derivatives	615	-	-	-	615	-
Fair value of foreign currency derivatives	1,288	-	-	-	1,288	-
Total hedge derivatives	1,903	-	-	-	1,903	-

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Interest rate options (1)	4,397	8,816
Interest rate swaps (1)	(615)	-
Fuel Options (2)	15,090	12,594
Foreign currency derivative US$/BRL$ (3)	(1,288)	191

(1)	They cover significant variations in cash flows associated with the market risk implicit in increases in the SOFR interest rate for long-term loans originating from the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedge contracts.

(2)	Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(3)	Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the US$/BRL. These contracts are recorded as cash flow hedge contracts.

The Company only maintains cash flow hedges. In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

See Note 24 (f) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,352,455	1,278,296
(b) Accrued liabilities	316,112	349,696
Total trade and other accounts payables	1,668,567	1,627,992

(a)	Trade and other accounts payable:

	As of March 31 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Trade creditors	1,039,548	911,670
Other accounts payable	312,907	366,626
Total	1,352,455	1,278,296

The details of Trade and other accounts payables are as follows:

	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Suppliers technical purchases	243,239	123,743
Boarding Fees	214,654	208,783
Professional services and advisory	138,907	134,191
Airport charges and overflight	138,789	89,966
Other personnel expenses	112,757	122,950
Handling and ground handling	103,374	130,482
Aircraft Fuel	68,004	44,153
Leases, maintenance and IT services	66,855	83,751
Maintenance	61,288	100,823
Services on board	49,742	42,545
Marketing	36,270	37,928
Air companies	17,421	8,182
Crew	13,674	11,511
Agencies sales commissions	9,584	9,852
Others	77,897	129,436
Total trade and other accounts payables	1,352,455	1,278,296

(b)	Liabilities accrued:

	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	181,165	184,753
Accrued personnel expenses	98,095	81,857
Accounts payable to personnel (1)	25,406	74,802
Others accrued liabilities	11,446	8,284
Total accrued liabilities	316,112	349,696

(1)	Participation in profits and bonuses (Note 22 letter b).

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of March 31, 2023	As of December 31, 2022	As of March 31, 2023	As of December 31, 2022	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	8,572	8,733	599,153	617,692	607,725	626,425
Civil contingencies	7,535	5,490	128,054	119,483	135,589	124,973
Labor contingencies	320	350	185,238	175,212	185,558	175,562
Other	-	-	13,725	13,180	13,725	13,180
Provision for European
Commission investigation (2)	-	-	2,432	2,397	2,432	2,397
Total other provisions (3)	16,427	14,573	928,602	927,964	945,029	942,537

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision as of March 31, 2023, and December 31, 2022, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which wold not be provided for except in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (2)	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2022	731,153	9,300	740,453
Increase in provisions	71,774	-	71,774
Provision used	(8,771)	-	(8,771)
Subsidiaries conversion difference	73,301	-	73,301
Reversal of provision	(18,540)	(6,630)	(25,170)
Exchange difference	283	(186)	97
Closing balance as of March 31, 2022 (Unaudited)	849,200	2,484	851,684
Opening balance as of April 1, 2022	849,200	2,484	851,684
Increase in provisions	615,784	-	615,784
Provision used	(54,316)	-	(54,316)
Subsidiaries conversion difference	(44,646)	-	(44,646)
Reversal of provision	(409,439)	-	(409,439)
Exchange difference	(16,443)	(87)	(16,530)
Closing balance as of December 31, 2022 (Unaudited)	940,140	2,397	942,537
Opening balance as of January 1, 2023	940,140	2,397	942,537
Increase in provisions	96,150	-	96,150
Provision used	(8,921)	-	(8,921)
Subsidiaries conversion difference	14,734	-	14,734
Reversal of provision	(90,077)	-	(90,077)
Exchange difference	(9,429)	35	(9,394)
Closing balance as of December 31, 2023 (Unaudited)	942,597	2,432	945,029

(1)	Accumulated balances include a judicial deposit delivered in guarantee, with respect to the “Fundo Aeroviario” (FA), for MUS$ 77, made in order to suspend the collection and the application of a fine. The Company is discussing in Court the constitutionality of the requirement made by FA calculated at the ratio of 2.5% on the payroll in a legal claim. Initially the payment of said contribution was suspended by a preliminary judicial decision and about 10 years later, this same decision was reversed. As the decision is not final, the Company has deposited the amounts until that date, in order to avoid collection processing and the application of the fine.

Finally, if the final decision is favorable to the Company, the deposit made and payments made later will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of March 31, 2023 is described in Note 30 under in the Role of the case 2001.51.01.012530-0.

(2)	European Commission Provision

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo S.A., which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .,For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred twenty thousand euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission’s Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of € 776,465,000 Euros. In the case of Lan Cargo S.A. and its parent, LATAM Airlines Group S.A. imposed the same fine mentioned above. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. requested the annulment of this Decision to the General Court of the European Union. We presented our defense in December 2017. On July 12, 2019, we participated in a hearing before the European Court of Justice in which we confirmed our request for annulment of the decision or a reduction in the amount of the fine instead. On March 30, 2022, the European Court issued its ruling and reduced the amount of our fine from € 8,220,000 Euros to € 2,240,000 Euros. This ruling was appealed by Lan Cargo, S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. Finally, the European Commission replied to our defense in January 2023. On February 13, 2023, Lan Cargo, S.A. and LATAM requested the European court to hold an oral hearing to ensure the Court´s full understanding of some points of the discussion. The Court will decide whether to hold this hearing. Likewise, on December 17, 2020, the European Commission had presented a proof of claim for the total amount of the fine of € 8,220,000 Euros before the Court of New York dealing with the financial reorganization procedure requested by LATAM Airlines Group, S.A. and Lan Cargo S.A. (Chapter 11) in May 2020. The amount of this claim could be modified subject to the eventual appeal of the ruling of the European Court. The procedural stage as of March 31, 2023 is described in Note 30 in section 2, lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (1)(2)	2,531,588	2,533,081	488,556	420,208	3,020,144	2,953,289
Sales tax	10,472	7,194	-	-	10,472	7,194
Retentions	48,063	40,810	-	-	48,063	40,810
Other taxes	10,125	12,045	-	-	10,125	12,045
Other sundry liabilities	24,200	49,121	-	-	24,200	49,121
Total other non-financial liabilities	2,624,448	2,642,251	488,556	420,208	3,113,004	3,062,459

Deferred Income Movement

		Deferred income
				(1) Loyalty program
				(Award	Expiration	Translation
	Initial	(1)		and	of	Translation		Final
	balance	Recognition	Use	redeem)	tickets	Difference	Others	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2022 (Unaudited)	2,785,193	1,848,634	(1,824,312)	(41,718)	(52,818)	80,985	6,335	2,802,299
From April 1 to December 31, 2022 (Unaudited)	2,802,299	7,923,835	(7,252,876)	(199,483)	(261,209)	(76,400)	17,123	2,953,289
From 1 de January to March 31, 2023 (Unaudited)	2,953,289	3,350,319	(3,249,507)	43,131	(92,526)	22,314	(6,876)	3,020,144

(1)	The balance includes mainly, deferred income for services not provided as of March 31, 2023 and December 31, 2022 and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM’s frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or points LATAM Pass every time they fly in LATAM and other airlines associated with the program, as well as by buying in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)	As of March 31, 2023, Deferred Income includes ThUS$ 41,075 related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until the implementation of the strategic alliance. During the period, the Company has not recognized results related with this compensation.

NOTE 22 - EMPLOYEE BENEFITS

	As of	As of
	March, 31,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Retirements payments	51,730	45,076
Resignation payments	10,842	6,365
Other obligations	42,223	42,047
Total liability for employee benefits	104,795	93,488

(a) The movement in retirements, resignations and other obligations:

		Increase (decrease)			Increase
	Opening	current service	Benefits	Actuarial (gains)	(decrease) Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2022 (Unaudited)	56,233	10,410	(1,193)	(4,424)	3,401	64,427
From April 1 to December 31, 2022 (Unaudited)	64,427	42,844	(3,182)	(5,511)	(5,090)	93,488
From January 1 to March 31, 2023 (Unaudited)	93,488	12,715	(579)	(5,777)	4,948	104,795

The main assumptions used in the calculation of the provision in Chile are presented below:

	For the period ended
	March 31,
Assumptions	2023	2022
	Unaudited
Discount rate	5.37%	6.30%
Expected rate of salary increase	3.00%	3.00%
Rate of turnover	5.02%	5.14%
Mortality rate	RV-2014	RV-2014
Inflation rate	3.46%	4.07%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the rate of the 20-year term Bonds of the Central Bank of Chile BCP. The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and for the determination of inflation rates; the paper market yield curves of the Central Bank of Chile of the long-term BCUs and BCPs at the date of scope have been used.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	March 31,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(3,892)	(3,308)
Change in the accrued liability an closing for decrease of 100 p.b.	3,697	3,724

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	3,501	3,520
Change in the accrued liability an closing for decrease of 100 p.b.	(3,792)	(3,216)

(b) The liability for short-term:

	As of	As of
	March 31,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited

Profit-sharing and bonuses (*)	25,406	74,802

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c) Employment expenses are detailed below:

	For the period ended
	March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Salaries and wages	294,437	233,314
Short-term employee benefits	34,946	24,290
Other personnel expenses	30,482	26,649
Total	359,865	284,253

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	March 31,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited

Aircraft and engine maintenance	241,149	249,710
Fleet (JOL)	40,000	40,000
Airport charges and Overflight	18,100	19,866
Provision for vacations and bonuses	17,917	16,539
Other sundry liabilities	148	169
Total accounts payable, non-current	317,314	326,284

NOTE 24 - EQUITY

(a) Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at March 31, 2023 amounts to ThUS$ 13,303,412 divided into 604,437,877,587 common stock of a same series (ThUS$ 13,298,486 divided into 604,437,584,048 shares as of December 31, 2022), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company as of March 31, 2023, corresponds to 606.407.693.000 shares. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

At the Company’s Extraordinary Shareholders’ Meeting held on July 5, 2022, it was agreed to increase the Company’s capital by US$ 10,293,269,524 through the issuance of 73,809,875,794 paid shares and 531,991,409,513 backup shares, all ordinary, of the same and single series, without par value, of which: (a) US$ 9,493,269,524 represented by 531,991,409,513 new shares, to be used to respond to the conversion of the Convertible Notes, according to this term is defined below (the “Support Shares”); and (b) US$800,000,000 represented by 73,809,875,794 new paid shares (the “New Paid Shares”), to be offered preferentially to shareholders. On September 12, 2022, the preferential placement of the convertible notes and, in turn, of the new paid shares began, ending on the following dates, as explained below:

1.	On October 12, 2022 expired the 30-day preemptive rights offering period (the “POP”) of (i) the 73,809,875,794 new paid shares, issued and registered in the Securities Registry of the Comisión para el Mercado Financiero (“CMF”) (the “ERO”); and (ii) US$1,257,002,540 notes convertible into shares Serie G, the US$1,372,839,695 notes convertible into shares Serie H, and the US$6,863,427,289 notes convertible into shares Serie I, all registered in the Securities Registry of the CMF (jointly, the “Convertible Notes”).

2.	On October 13, 2022, the second round (the “Second Round”) of subscription of the ERO has taken place, in which had the right to participate, the shareholders (or their assignees) that subscribed ERO in the POP and expressed to LATAM, at the time of the subscription, their intention to participate in the Second Round.

3.	As previously reported, the Remainder will be placed, in compliance with the applicable laws and regulations, according to the rules governing the offering of the ERO and the Convertible Notes, as provided in Article 10 of the Regulations of the Corporations Law. Such placement includes, among other things, the placement of a portion of the Remainder with (i) a group of unsecured creditors of LATAM represented by Evercore and certain holders of Chilean notes issued by LATAM (collectively, the “Backstop Creditors”); and (ii) Delta Air Lines, Inc., Qatar Airways Investments (UK) Ltd. and the Cueto group (collectively, the “Backstop Shareholders”; and them jointly with the Backstop Creditors, the “Backstop Parties”) according to the rules of their respective backstop commitment agreements (the “Backstop Agreements”).

4.	For purposes of the above, the Company will exercise its rights under the Backstop Agreements and will therefore require the Backstop Parties to subscribe and pay their respective portion of the Remainder, as provided in such agreements. Given the funding period contemplated in the Backstop Agreements, the Company managed to exit the Chapter 11 on November 3, 2022. Consequently, on this same date the Company, together with its various subsidiaries that were part of the Chapter 11 Procedure, have emerged from bankruptcy. (See Note 2, c).

5.	As part of the implementation of its Reorganization Plan within the framework of the exit from Chapter 11, LATAM issued MUS$ 800 in new paid shares and MUS$ 9,493 through the issue of three classes of notes convertible into Company shares, equivalent to a total of 605,801,285,307 paid shares. As of March 31, 2023, of the aforementioned capital increase, 603,831,469,894 shares were subscribed and paid (603,831,176,355 shares as of December 31, 2022), equivalent to ThUS$10,157,147 as of March 31, 2023 (ThUS$10,152,221 as of December 31, 2022) and as of December 31, 2022 costs of issuance and placement of shares and convertible bonds were generated for ThUS$ 810,279, which are presented as part of the Other reserves caption and will be reclassified to “paid-in capital” once said transfer is approved at a future Meeting Shareholders Extraordinary.

(b) Movement of authorized shares

The following table shows the movement of the authorized, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	as of March 31, 2023 (Unaudited)				as of December 31, 2022
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used
Opening Balance	606,407,693,000	604,437,584,048	4,205,287	1,965,903,665	606,407,693	606,407,693	-	-
New shares issued	-	-	-	-	73,809,875,794	73,809,875,794	-	-
Convertible Notes G	-	-	-	-	19,992,142,087	18,026,240,520	-	1,965,901,567
Convertible Notes H	-	293,539	(293,539)	-	126,661,409,136	126,657,203,849	4,205,287	-
Convertible Notes I	-	-	-	-	385,337,858,290	385,337,856,192	-	2,098
Subtotal	-	293,539	(293,539)	-	605,801,285,307	603,831,176,355	4,205,287	1,965,903,665
Closing Balance	606,407,693,000	604,437,877,587	3,911,748	1,965,903,665	606,407,693,000	604,437,584,048	4,205,287	1,965,903,665

(c)	Share capital

The following table shows the movement of share capital:

Movement fully paid shares

Paid- in Capital
ThUS$
Initial balance as of January 1, 2022	3,146,265
New shares issued (ERO)	800,000
Conversion options of convertible notes exercised during the year - Convertible Notes G (1)	1,115,996
Conversion options of convertible notes exercised during the year - Convertible Notes H	1,372,798
Conversion options of convertible notes exercised during the year - Convertible Notes I (2)	6,863,427
Subtotal	10,152,221
Ending balance as of December 31, 2022	13,298,486
Initial balance as of January 1, 2023	13,298,486
Placement during the conversion option period - Convertible Notes G	4,926
Ending balance as of March 31, 2023 (Unaudited)	13,303,412

(1)	It only includes Convertible Notes bonds delivered as payment of debts recognized in Chapter 11.

(2)	Part of the Convertible Notes were to extinguish through exchange credits that were recognized in Chapter 11.

(d) Treasury stock

At March 31, 2023, the Company held no treasury stock. The remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(e) Other equity- Value of conversion right - Convertible Notes

(e.1) Notes subscription

The Convertible Notes were issued to be place in exchange for a cash contribution, in exchange for settlement of Chapter 11 Proceeding or a combination of both. Convertible Notes issued in exchange for cash were valued at fair value (the cash received). Notes issued in exchange for settlement of Chapter 11 claims were valued considering the discount that each group of liabilities settled on at the emergence date. The table below shows the 3 Convertible Notes at their nominal values, the adjustment, if any, to arrive at their fair values and the amount of transaction costs. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. The equity portion is recognized under Other equity at the time the Convertible Notes are issued.

	As of December 31, 2022
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Face Value	1,115,996	1,372,837	6,863,427	9,352,260
Adjustment to fair value
Convertible Notes at the date of issue	(923,616)	-	(2,686,854)	(3,610,470)
Issuance cost	-	(24,812)	(705,467)	(730,279)
Subtotal	(923,616)	(24,812)	(3,392,321)	(4,340,749)
Fair Value of Notes	192,380	1,348,025	3,471,106	5,011,511
Debt component at issuance date	-	(102,031)	-	(102,031)
Equity component at the issuance date	192,380	1,245,994	3,471,106	4,909,480

	As of March 31, 2023 (Unaudited)
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Face Value	4,926	-	-	4,926
Adjustment to the fair value of the Notes
Convertible on the issue date	(4,076)	-	-	(4,076)
Subtotal	(4,076)	-	-	(4,076)
Fair value of convertible Notes	850	-	-	850
Equity component at the issuance date	850	-	-	850

(e.2) Conversion of notes into shares

As of March 31, 2023 and December 31, 2022, the following notes have been converted into shares:

	As of December 31, 2022
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	88.782%	99.997%	100.000%
Conversion option of convertible notes exercised	1,115,996	1,270,767	6,863,427	9,250,190
Converted debt component	-	102,031	-	102,031
Total Converted Notes	1,115,996	1,372,798	6,863,427	9,352,221

	As of March 31, 2023 (Unaudited)
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	89.174%	99.997%	100.000%
Conversion option of convertible notes exercised	1,120,922	1,372,798	6,863,427	9,357,147
Total Converted Notes	1,120,922	1,372,798	6,863,427	9,357,147

The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. As of December 31, 2022, the portion not converted into equity corresponds to ThUS$39.

(e.3) The Convertible Notes

The contractual conditions of the G, H and I Convertible Notes consider the delivery of a fixed number of shares of LATAM Airlines Group S.A. at the time of settlement of the conversion option of each of them. The foregoing determined the classification of convertible notes as equity instruments, with the exception of Bond H, which considers, in addition to the delivery of a fixed number of shares, the payment of 1% annual interest with certain conditions for its payment and its accrual from 60 days after the exit Date. The payment of this interest gives rise to the recognition of a liability component for the class H convertible notes.

At the date of issue, the fair value of the liability component in the amount of ThUS$ 102,031 was estimated using the prevailing market interest rate for similar non-convertible instruments.

Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method. At December 31, 2022, the debt portion was converted into equity. Transaction costs relating to the equity component are recognised as part of Other reserves within Equity.

(f) Reserve of share- based payments

Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Closing balance
	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2022 (Unaudited)	37,235	-	37,235
From April 1 to December 31, 2022 (Unaudited)	37,235	-	37,235
From January 1 to March 31, 2023 (Unaudited)	37,235	-	37,235

These reserves are related to the “Share-based payments” explained in Note 33.

(g) Other sundry reserves

Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Legal reserves	Other sundry Reserves	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2022 (Unaudited)	2,448,098	-	-	-	2,448,098
FromApril 1 to December 31, 2022 (Unaudited)	2,448,098	-	-	(4,420,749)	(1,972,651)
From January 1 to March 31, 2023 (Unaudited)	(1,972,651)	-	-	(4,076)	(1,976,727)

Balance of Other sundry reserves comprise the following:

	As of March 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(216,656)	(216,656)
Adjustment to the fair value of the New Convertible Notes (4)	(3,614,546)	(3,610,470)
Cost of issuing shares and New Convertible Notes (5)	(810,279)	(810,279)
Others	(3,558)	(3,558)
Total	(1,976,727)	(1,972,651)

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance as of March 31, 2023 and December 31, 2022 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS$ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS$ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS$ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS$ (184,135) (see Note 1), (4) and the acquisition of a minority interest in LATAM Airlines Perú S.A through LATAM Airlines Group S.A for an amount of ThUS$ (3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS$ (3,383).

(4)	The adjustment to the fair value of the Convertible Notes delivered in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable for ThUS$ 2,554,382 (ThUS$ 2,550,306 as of December 31, 2022), gain on the haircut for the financial liabilities for ThUS$ 420,436 and gain on the haircut of lease liabilities which is booked against the right of use asset for ThUS$ 639,728 as of March 31, 2023 and December 31, 2022.

(5)	Corresponds to 20% of the sum of the commitment of new funds of the Backstop Parties under the Series I Convertible Bonds and the New Paid Shares, plus additional costs for extension of the Backstop agreement.

(h) Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2022	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)
Change in fair value of hedging instrument recognised in OCI	-	6,529	3,195	-	9,724
Add: Costs of hedging deferred and recognised in OCI	-	(8,889)	3,444	-	(5,445)
Reclassified from OCI to profit or loss	-	-	-	-	-
Deferred tax	-	(600)	-	-	(600)
Actuarial reserves by employee benefit plans	-	-	-	(4,424)	(4,424)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	203	203
Translation difference subsidiaries	(116,776)	1,762	-	-	(115,014)
Closing balance as of March 31, 2022 (unaudited)	(3,888,935)	(39,588)	(10,924)	(22,971)	(3,962,418)
Opening balance as of Abril 1, 2022	(3,888,935)	(39,588)	(10,924)	(22,971)	(3,962,418)
Change in fair value of hedging instrument recognised in OCI	-	44,794	(27,040)	-	17,754
Add: Costs of hedging deferred and recognised in OCI	-	-	(3,444)	-	(3,444)
Reclassified from OCI to profit or loss	-	31,293	19,946	-	51,239
Reclassified from OCI to the value of the hedged asset	-	746	-	-	746
Deferred tax	-	365	-	-	365
Actuarial reserves by employee benefit plans	-	-	-	(5,509)	(5,509)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	363	363
Translation difference subsidiaries	83,375	(1,068)	(160)	-	82,147
Closing balance as of December 31, 2022 (unaudited)	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)

Opening balance as of January 1, 2023	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)
Change in fair value of hedging instrument recognised in OCI	-	(30,725)	16,364	-	(14,361)
Reclassified from OCI to profit or loss		(1,833)	5,598	-	3,765
Deferred tax	-	(97)	-	-	(97)
Actuarial reserves
by employee benefit plans	-	-	-	(5,776)	(5,776)
Deferred tax actuarial IAS
by employee benefit plans	-	-	-	70	70
Translation difference subsidiaries	(5,646)	1,849	(5)	-	(3,802)

Closing balance as of March 31, 2023 (unaudited)	(3,811,206)	5,736	335	(33,823)	(3,838,958)

(h.1) Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(h.2) Cash flow hedging reserve

These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(h.3) Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the present value obligation for defined benefit plans due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events that have occurred.

(i) Retained earnings/(losses)

Movement of Retained earnings/(losses):

		Result
	Opening	for the		Closing
Periods	balance	period	Dividends	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2022 (Unaudited)	(8,841,106)	(380,073)	-	(9,221,179)
From April 1 to December 31, 2022 (Unaudited)	(9,221,179)	1,719,283	-	(7,501,896)
From January 1 to March 31, 2023 (Unaudited) (*)	(7,501,896)	121,801	57,129	(7,322,966)

(*) Out of Period Adjustment

On April 30, 2020, LATAM’s Shareholders approved the distribution of a dividend in the amount of ThUS$ 57,129 to be paid on May 28, 2020. On May 26, 2020, LATAM entered Chapter 11 proceedings which granted an automatic stay prohibiting the Company from making dividend payments. At that time it was not clear when this dividend would be paid. On November 3, 2022, upon emergence from Chapter 11 it was clear this dividend would not be paid, however, it was not derecognized from liabilities and transferred to retained earnings at that time. During the quarter ended March 31, 2023, the Company corrected this matter and recorded an out of period adjustment to derecognize the dividend payable resulting in an increase of ThUS$ 57,129 to retained earnings and a decrease in Trade and other accounts payable in the same amount.

Management has evaluated the impact of this out-of-period adjustment and concluded that it is not material to the financial statements for the quarter ended March 31, 2023, or to any previously reported quarterly or annual financial statements.

(j) Dividends per share

During the period 2023 and year 2022 no dividends have been paid.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the period ended
	March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Passengers	2,394,352	1,486,239
Cargo	377,290	430,698
Total	2,771,642	1,916,937

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a) Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the period ended
	March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited

Aircraft fuel	(1,059,759)	(750,570)
Other rentals and landing fees	(297,345)	(224,445)
Aircraft Maintenance	(137,603)	(155,544)
Aircraft rental (*)	(23,732)	(69,608)
Commissions	(49,980)	(28,559)
Passenger services	(63,133)	(33,354)
Other operating expenses	(272,953)	(258,608)

Total	(1,904,505)	(1,520,688)

(*) Aircraft Lease Contracts include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line included in b) below) and interest from the lease liability (included in Lease Liabilities letter c) below)

	For the period ended
	March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited

Payments for leases of low-value assets	(5,138)	(6,567)
Total	(5,138)	(6,567)

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the period ended
	March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Depreciation (*)	(263,607)	(279,588)
Amortization	(14,447)	(12,657)
Total	(278,054)	(292,245)

(*) Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for the period ended March 31, 2023 is ThUS$ 129,045 (ThUS$ 106,554 for the same period in 2022).

(c)	Financial costs

The detail of financial costs is as follows:

	For the period ended
	March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Bank loan interests	(98,197)	(207,502)
Financial leases	(15,168)	(9,072)
Lease liabilities	(49,285)	(34,242)
Other financial instruments	(1,514)	(8,583)
Total	(164,164)	(259,399)

The sum of costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d)	Gain (losses) from restructuring activities

Gains (losses) from restructuring activities are detailed below:

For the period ended
March 31,
2022
ThUS$
Unaudited
Renegotiation of fleet contracts	15,338
Legal advice	(56,385)
Employee reestructuring plan (*)	(4,757)
Rejection of IT contracts	(1,222)
Others	(724)
Total	(47,750)

(*) See note 2.1, c.

The company does not expect to record additional restructuring costs during 2023.

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income, by function is as follows:

	For the Period ended
	March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Tours	11,176	5,646
Aircraft leasing	-	660
Customs and warehousing	6,197	5,908
Maintenance	998	2,676
Latam Pass (non-airlines products redemption)	4,865	11,634
Other miscellaneous income	10,580	15,570
Total	33,816	42,094

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, LATAM has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates. For each entity and all othercurrencies are defined as a foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that are part of the LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of March 31,	As of December 31,
	2023	2022	2021
	Unaudited
Argentine peso	209.00	177.12	102.75
Brazilian real	5.07	5.29	5.57
Chilean peso	790.41	855.86	844.69
Colombian peso	4,660.61	4,845.35	4,002.52
Euro	0.92	0.93	0.88
Australian dollar	1.50	1.47	1.38
Boliviano	6.86	6.86	6.86
Mexican peso	18.05	19.50	20.53
New Zealand dollar	1.60	1.58	1.46
Peruvian new sun	3.76	3.81	3.98
Paraguayan Guarani	7,161.30	7,332.20	6,866.40
Uruguayan peso	38.67	39.71	44.43

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	March 31,	December 31,
Current assets	2023	2022
	ThUS$	ThUS$
	Unaudited

Cash and cash equivalents	345,784	265,371
Argentine peso	13,779	6,712
Brazilian real	6,448	3,355
Chilean peso	26,337	17,591
Colombian peso	10,307	8,415
Euro	32,012	19,361
U.S. dollar	206,013	168,139
Other currency	50,888	41,798

Other financial assets, current	319,054	331,617
Chilean peso	7,533	5,778
Euro	3,582	2,483
U.S. dollar	307,382	322,796
Other currency	557	560

	As of	As of
	March 31,	December 31,
Current assets	2023	2022
	ThUS$	ThUS$
	Unaudited

Other non - financial assets, current	22,046	19,425
Brazilian real	2,347	2,303
Chilean peso	4,674	3,341
Colombian peso	1,301	544
Euro	3,665	622
U.S. dollar	3,318	4,369
Other currency	6,741	8,246

Trade and other accounts receivable, current	170,523	143,631
Argentine peso	26,681	25,035
Brazilian real	2,659	10,669
Chilean peso	46,726	31,258
Colombian peso	3,907	176
Euro	23,616	12,506
U.S. dollar	24,951	25,549
Other currency	41,983	38,438

Accounts receivable from related entities, current	962	138
Chilean peso	11	31
U.S. dollar	951	107

Tax current assets	21,108	15,623
Chilean peso	1,698	1,569
Colombian peso	2,943	1,921
Peruvian new sun	13,932	10,300
Other currency	2,535	1,833

Total current assets	879,477	775,805
Argentine peso	40,928	32,317
Brazilian real	12,163	17,020
Chilean peso	86,979	59,568
Colombian peso	18,555	11,149
Euro	63,075	35,040
U.S. Dollar	542,617	520,962
Other currency	115,160	99,749

	As of	As of
	March 31,	December 31,
Non-current assets	2023	2022
	ThUS$	ThUS$
	Unaudited

Other financial assets, non-current	14,281	13,366
Brazilian real	3,644	3,495
Chilean peso	75	69
Colombian peso	1,253	1,344
Euro	4,997	4,308
U.S. dollar	2,091	2,050
Other currency	2,221	2,100

Other non - financial assets, non-current	12,917	11,909
Argentine peso	14	12
Brazilian real	9,116	8,082
U.S. dollar	3,787	3,815

Accounts receivable, non-current	4,779	4,526
Chilean peso	4,779	4,526

Deferred tax assets	1,699	2,948
Colombian peso	1,614	2,567
U.S. dollar	43	20
Other currency	42	361

Total non-current assets	33,676	32,749
Argentine peso	14	12
Brazilian real	12,760	11,577
Chilean peso	4,854	4,595
Colombian peso	2,867	3,911
Euro	4,997	4,308
U.S. dollar	5,921	5,885
Other currency	2,263	2,461

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
Current liabilities	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other financial liabilities, current	8,776	17,062	818	602
Argentine peso	1	1	-	-
Brazilian real	91	-	-	-
Chilean peso	3,443	10,697	483	602
Euro	90	621	274	-
U.S. dollar	5,028	5,558	-	-
Other currency	123	185	61	-

Trade and other accounts payables, current	675,360	720,688	24,437	20,995
Argentine peso	9,379	45,345	637	3,446
Brazilian real	59,147	48,511	14	651
Chilean peso	92,982	146,395	19,396	1,231
Colombian peso	2,312	2,330	166	31
Euro	32,635	29,502	2,709	11
U.S. dollar	436,764	328,540	69	2,883
Peruvian new sun	8,285	7,426	1,184	10,886
Mexican peso	2,936	12,969	31	75
Pound sterling	20,338	37,788	30	19
Uruguayan peso	469	1,199	88	1,110
Other currency	10,113	60,683	113	652

Accounts payable to related entities, current	-	6	-	-
Chilean peso	-	6	-	-

Other provisions, current	29	29	10,117	11,655
Chilean peso	-	-	31	29
Other currency	29	29	10,086	11,626

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
Current liabilities	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other non-financial liabilities, current	20,810	16,315	10,296	9,071
Argentine peso	232	87	8,234	6,563
Brazilian real	204	220	34	11
Chilean peso	7,111	1,568	579	178
Colombian peso	58	294	474	798
Euro	601	546	538	173
U.S. dollar	12,172	12,975	385	1,063
Other currency	432	625	52	285

Total current liabilities	705,517	754,095	46,525	42,323
Argentine peso	9,612	45,433	8,871	10,009
Brazilian real	59,442	48,731	48	662
Chilean peso	103,536	158,660	20,489	2,040
Colombian peso	2,370	2,624	640	829
Euro	33,326	30,669	3,521	184
U.S. dollar	453,964	347,073	454	3,946
Other currency	43,267	120,905	12,502	24,653

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of March 31,	As of December 31,	As of March 31,	As of December 31,	As of March 31,	As of December 31,
Non-current liabilities	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Other financial liabilities, non-current	31,358	32,036	7,043	774	181,248	170,437
Chilean peso	12,286	11,544	6,683	774	180,707	170,437
Brazillian real	795	16	-	-	-	-
Euro	623	1,409	360	-	541	-
U.S. dollar	16,940	18,354	-	-	-	-
Other currency	714	713	-	-	-	-

Accounts payable, non-current	28,933	58,449	1,698	-	585	-
Chilean peso	16,228	17,259	1,698	-	585	-
U.S. dollar	11,322	39,717	-	-	-	-
Other currency	1,383	1,473	-	-	-	-

Other provisions, non-current	44,155	43,301	-	-	-	-
Argentine peso	2,034	1,917	-	-	-	-
Brazillian real	38,655	37,982	-	-	-	-
Chilean peso	-	-	-	-	-	-
Colombian peso	214	202	-	-	-	-
Euro	2,990	2,944	-	-	-	-
U.S. dollar	262	256	-	-	-	-

Provisions for employees benefits, non-current	66,511	55,454	-	-	-	-
Chilean peso	66,511	55,454	-	-	-	-

Total non-current liabilities	170,957	189,240	8,741	774	181,833	170,437
Argentine peso	2,034	1,917	-	-	-	-
Brazilian real	39,450	37,998	-	-	-	-
Chilean peso	95,025	84,257	8,381	774	181,292	170,437
Colombian peso	214	202	-	-	-	-
Euro	3,613	4,353	360	-	541	-
U.S. dollar	28,524	58,327	-	-	-	-
Other currency	2,097	2,186	-	-	-	-

	As of	As of
	March 31,	December 31,
General summary of foreign currency:	2023	2022
	ThUS$	ThUS$
	Unaudited

Total assets	913,153	808,554
Argentine peso	40,942	32,329
Brazilian real	24,923	28,597
Chilean peso	91,833	64,163
Colombian peso	21,422	15,060
Euro	68,072	39,348
U.S. dollar	548,538	526,847
Other currency	117,423	102,210

Total liabilities	1,113,573	1,156,869
Argentine peso	20,517	57,359
Brazilian real	98,940	87,391
Chilean peso	408,723	416,168
Colombian peso	3,224	3,655
Euro	41,361	35,206
U.S. dollar	482,942	409,346
Other currency	57,866	147,744

Net position
Argentine peso	20,425	(25,030)
Brazilian real	(74,017)	(58,794)
Chilean peso	(316,890)	(352,005)
Colombian peso	18,198	11,405
Euro	26,711	4,142
U.S. dollar	65,596	117,501
Other currency	59,557	(45,534)

NOTE 29 – EARNINGS (LOSS) PER SHARE

	For the period ended
	March 31,
Basic earnings (loss) per share	2023		2022
	Unaudited

Income (Loss) attributable to owners of the parent (ThUS$)	121,801		(380,073)
Weighted average number of shares, basic	604,437,844,972	(*)	606,407,693
Basic earnings (loss) per share (US$)	0.000202		(0.62676)

	For the period ended
	March 31,
Diluted earnings (loss) per share	2023		2022
	Unaudited

Income (Loss) attributable to owners of the parent (ThUS$)	121,801		(380,073)
Weighted average number of shares, diluted	606,407,693,000	(**)	606,407,693
Weighted average number of shares, diluted (2)	606,407,693,000		606,407,693
Diluted earnings (loss) per share (US$)	0.000201		(0.62676)

(*) As of March 31, 2023, the number of weighted basic shares considers 604,437,584,048 outstanding shares from January 1, 2023 to March 31, 2023. From January 10 to March 31, 2023, the number of shares outstanding increased due to the partial conversion of the Convertible Note H (See movement of shares in Note 24).

(**) As of March 31, 2023, the number of weighted diluted shares considers 604,437,584,048 shares from January 1, 2023 to March 31, 2023, and 1,970,108,952 shares outstanding from January 1 to 31. March 2023, assuming the full conversion of the convertible bonds that were issued on the date of exit from Chapter 11 (See movement of shares in Note 24).

NOTE 30 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Perú S.A., Latam-Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 affiliates	United States Bankruptcy Court for the Southern District of New York	Case No. 20-11254	LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Peru S.A., LATAM Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 subsidiaries began a reorganization in the United States of America according to Chapter 11 of Title 11 of the U.S. Code. They filed a voluntary petition for Chapter 11 protection (the “Chapter 11 Procedure”) that granted an automatic foreclosure suspension for at least 180 days.	On May 26, 2020, LATAM Airlines Group S.A. and 28 subsidiaries (the “Initial Debtors”) individually filed a voluntary reorganization petition with U.S. Bankruptcy Court for the Southern District of New York according to Chapter 11 of the U.S. Bankruptcy Code. On July 7 and 9, 2020, 9 additional affiliated debtors (the “Subsequent Debtors,” and together with the Initial Debtors, the “Debtors”), including TAM Linhas Aereas S.A., filed a voluntary reorganization petition with the Court according to Chapter 11 of the U.S. Bankruptcy Code. On November 26, 2021, the Debtors submitted a joint reorganization plan together with an informational statement. On May 11, 2022, the Debtors submitted a revised version of the Plan. On June 18, 2022, the Bankruptcy Court issued an order confirming the Reorganization Plan filed by the Debtors (the “Confirmation Order”). On July 5, 2022, a Special Shareholders Meeting of LATAM approved implementing the Restructuring Plan and issuing the required instruments to be able to exit the Chapter 11 Procedure. On November 3, 2022, LATAM Airlines Group S.A. and its various subsidiaries (the “Debtors”) that were parties to the Chapter 11 Procedure exited that Procedure. The effective date of the exit (the “Effective Date”) of LATAM’s reorganization and financing plan (the “Reorganization Plan”) was approved and confirmed in the U.S. reorganization procedure (the “Chapter 11 Procedure”) according to the rules of Chapter 11 in Title 11 of the U.S. Code. On November 17, 2022, the 37 subsidiaries of LATAM Airlines Group S.A. filed a petition to close the Chapter 11 Proceeding. On December 14, 2022, the Bankruptcy Court approved the petition. The process remains open with respect to LATAM Airlines Group S.A. Limited claims pending in the Chapter 11 proceedings continue to be reconciled.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	2° Juzgado Civil de Santiago	C-8553-2020	Request for recognition of the foreign reorganization proceeding.	On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization procedure under the rules of Chapter 11 of Title 11 of the United States Code, filed the request for recognition of the foreign reorganization proceeding as the main proceeding, pursuant to Law 20,720. On June 4, 2020, the Court issued the ruling recognizing in Chile the bankruptcy proceeding for the foreign reorganization of the company LATAM Airlines Group S.A. All remedies filed against the decision have been dismissed, so the decision is final. Considering that November 3, 2022 was the Effective Date of the reorganization plan approved and confirmed in the main proceeding, on November 10, 2022, the representative of the foreign proceeding submitted to the court his last monthly report in accordance with the Communications Protocol Cross-border.	-0-

Aerovías de Integración Regional S.A.	Superintendencia de Sociedades	-	Request for recognition of the foreign reorganization proceeding.	On June 4, 2020, LATAM Airlines Group and the companies that were admitted to the Chapter 11 reorganization procedure (the “Borrower”) before the U.S. District Court for the Southern District of New York (the “U.S. Bankruptcy Court”) filed a petition with the Colombian Companies Commission (the “Companies Commission”) for recognition of the Chapter 11 reorganization procedure in Colombia based on Colombian cross-border insolvency regulations (Title III of Law 1116 of 2006). On June 12, 2020, the Superintendency of Companies recognized in Colombia the reorganization proceeding filed before the Bankruptcy Court of the United States of America for the Southern District of New York as a main process, under the terms of Title III of Law 1116 of 2006. On August 26, 2022, the Companies Commission (i) recognized the Bankruptcy Court’s June 24, 2022 order approving 8 exit financing strategies presented by LATAM Airlines Group S.A. and its subsidiary, Aerovías de Integración Regional S.A., and (ii) authorized the termination of the guarantees granted in the DIP loan and the establishment of the new guarantees. On November 3, 2022, the Borrowers notified the U.S. Bankruptcy Court, lenders and stakeholders of the Reorganization Plan effective date. On February 10, 2023, LATAM Airlines Group S.A. and its subsidiaries requested the Superintendence of Companies to terminate the process in Colombia, given that the Chapter 11 reorganization procedure in the United States has already ended and the companies are out of it. To date, there is no response from the Superintendency of Companies, for which reason it is waiting for the issuance of an order, which can be in writing or in a public hearing. Once the order by which the process is terminated is finalized, all measures issued by the Superintendency are suspended, including the suspension of executive proceedings against the debtor’s assets in Colombia.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation in the Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, LATAM Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, LATAM Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, LATAM Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	Peuco Finance Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active. On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Peuco Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, Peuco Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. Currently the proceeding remains open.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On July 08, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. On October 9, 2020 the Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Piquero Leasing Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. Currently the proceeding remains open.	-0-

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$8,923 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from KUS$8,923 (8,220,000 Euros) to KUS$2,432 (2,240,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. Finally, the European Commission replied to our defense in January 2023. On February 13, 2023, LAN Cargo, S.A. and LATAM requested the European Court to hold an oral hearing to ensure the Court’s full understanding of some points of the discussion. The Court will decide whether to hold this hearing. On December 17, 2020, the European Commission had presentaded proof of claim for the total amount of the fine (ThUS$8,923 (€8,220,000)) to the New York Court hearing the Chapter 11 procedure petitioned by LATAM Airlines Group, S.A. and LAN Cargo, S.A. in May 2020. The amount of this claim has been modified subject to the possible appeal of the ruling of the European Court.

2,432

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A.	In the Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands)		Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but are only ongoing in Norway and the Netherlands.	The two proceedings still pending in Norway and the Netherlands are in the evidentiary stages. There has been no activity in Norway since January 2014 and in the Netherlands, since February 2021. The amounts are indeterminate.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015. 403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	10,300

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014. 4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company’s request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: KUS$3,617 – R$18.377.795,24). We must await a decision on the Treasury appeal.	8.135

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01. 012530-0 (linked to the procces 19515.721154/ 2014-71, 19515.002963/ 2009-12)	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals THUS$77,101 (R$ 391.708.577,62). The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					77,101

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/ 2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil. We must wait until the due diligence is complete.	34,286

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

The July 30th, 2012 Aerovías de Integración Recional, Aires S.A. (LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case. The Court decided that 45th Civil Circuit Court should continue with the case, so this Court on 01/15/2020 has reactivated the procedural process ordering the transfer to the parties of the objection presented by VAS for serious error of the translation to Spanish of documents provided in English. On 02/24/2020 it declares that the parties did not rule on the objection presented by VAS and requires the plaintiff to submit an expert opinion of damages corresponding to the claims of the lawsuit through its channel. Since 03/16/20 a suspension of terms is filed in Courts due to the pandemic. Judicial terms were reactivated on July 1, 2020. On September 18, 2020, an expert opinion on damages was submitted that had been requested by the Court. The Court ordered service of the ruling to the parties on December 14, 2020. The defendants, REGIONAL ONE and VAS, filed a motion for reconsideration of this decision, petitioning that the evidence of the expert opinion be eliminated because it was presented late. The motion was denied by the Court. On April 30, 2021, they petitioned for a clarification and supplement to the opinion, to which the Court agreed in a decision on May 19, 2021, giving the expert 10 business days to respond. The brief of clarification was filed June 2, 2021 and the docket was presented to the Judge on June 3, 2021. The parties were given notice of the objection on July 21, 2021 based on a serious mistake in the opinion presented by Regional One. The case entered the judgment phase on August 5, 2021. On October 7, 2021, the Court set a date for the instruction and judgment hearing, which will be February 3, 2022. Regional One, the defendant, filed a petition for reconsideration on October 13, 2021 that had not been decided on the date of this report. The claim was withdrawn on January 11, 2022 because the matter had been settled before the Bankruptcy Court hearing the Chapter 11 claim. The Court decreed the end of the proceedings because the claims were withdrawn in a ruling issued January 19, 2022. On January 21, 2022, VAS submitted a remedy of reconsideration and, alternatively, an appeal against the interim decision because it did not order costs to be paid to it. The parties were given notice to present a response between February 2 and 4, 2022. The proceedings continue with the judge while they decide on costs. These costs will not be enforced under the settlement made in the USA by VAS and LATAM Airlines Colombia.

Florida. On October 18, 2021, Regional One, Dash and LATAM AIRLINES COLOMBIA participated in a third mediation where they agreed on the terms of a global settlement. On December 16, 2021, the Bankruptcy Court for the Southern District of New York approved the global agreement and release. Therefore, Dash and Regional withdrew their claims against Aires in Florida on December 21, 2021. VAS and Regional One informed the Court of a settlement agreement between them. VAS informally submitted to LATAM AIRLINES COLOMBIA a claim related to Chapter 11 with the intention of claiming against LATAM AIRLINES COLOMBIA compensation for the amount of payment to REGIONAL ONE of USD$1,197,539. LATAM AIRLINES COLOMBIA and VAS agreed to the terms of an agreement and global settlement on 11/09/22. VAS withdrew its claim for compensation for damages against LATAM Airlines Colombia in Florida. The Florida Court dismissed all claims against LATAM AIRLINES COLOMBIA with prejudice in a judgment dated 02/19/23, completely closing the process in Florida.

0

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/ 2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF). In September 2019, the Court rejected the appeal of the Hacienda Nacional. Hacienda Nacional filed a complaint that was denied by the Court. The final calculations of the Federal Income Tax Bureau are pending.	10,538

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court. On August 11, 2021 Inversiones Ranco Tres S.A. requested the suspension of the hearing of the Appeal, after the recognition by the 2nd Civil Court of Santiago of the foreign reorganization procedure in accordance with Law No. 20,720, for the entire period that said procedure lasts, a request that was accepted by the Supreme Court. In December 2022 LATAM requested the end of the suspension, which was granted on February 17, 2023.	16,771

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68. 2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. The evidentiary stage has begun.	32,162

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29. 2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. Actualmente, debemos esperar la decisión final. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	9,444

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/ 2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	13,674

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/ 2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018. The process has become a judicial proceeding.	27,829

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54. 2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	90,965

TAM Linhas Aéreas S/A	União Federal	2001.51.01. 020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720.823/ 2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	111,638

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/ 2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	20,488

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/ 2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	15,215

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/ 2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	19,817

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/ 2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	12,708

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The plaintiff requested on several occasions the opening of the trial, which was rejected by the Court due to the lack of notification of previous resolutions. The evidentiary stage has not yet begun in this case.	-0-

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/ 2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	14,659

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/ 2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	13,404

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/ 2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	13,239

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	Receita Federal de Brasil	10840.727719/ 2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	38,878

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the attorneys believed that the probability of recovering this sum had fallen to 30%-40% because of the pressure being put by the Executive Branch on the National Court of Justice and the Judiciary in general for rulings not to affect government revenues and because the case involves differences that are based on insufficient documentation supporting the expense. Given the percentage loss (above 50%), the accounting write-off of this recovery has been carried out.	12,505

Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965	A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.	Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. The process was under a temporary Suspension Order from April 6, 2020 to September 2021 because of the inability to proceed regularly as a result of the indefinite duration and restrictions imposed by the world pandemic. Jose Ramon Lopez Regueiro filed a Second Amendment to the Claim on September 27, 2021 of undetermined amount. This case was dismissed by the Court on June 30, 2022 because the property was not confiscated by a U.S. national and the plaintiff was not a U.S. citizen when they acquired the alleged claim to the property or at least not before the enactment of the Helms-Burton Act (March 12, 1996). The suspension of claims against LATAM remained in effect until the Chapter 11 proceedings concluded. Since the plaintiff did not present a proof of claim against LATAM as part of the Chapter 11 proceedings, they could not file any claim against LATAM. Consequently, the plaintiff agreed to dismiss his claim without the possibility of resubmitting it, pending its presentation and resolution of the court. The provision is undetermined.	-0-

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/ 2017-91	Compensation non equate by Cofins	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,471

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/ 2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	13,271

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/ 2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,772

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/ 2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	13,469

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/ 2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,740

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/ 2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	13,635

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/ 2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,414

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/ 2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,808

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.722712/ 2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	We presented our administrative defense (Manifestação de Inconformidade). A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	30,951

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978948/ 2019-86	It is about the non-approved compensation/reimbursement of Cofins for the 4th Quarter of 2015.	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	17,328

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978946/ 2019-97	It is about the non-approved compensation/reimbursement of Cofins for the 3th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,491

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978944/ 2019-06	It is about the non-approved compensation/reimbursement of Cofins for the 2th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,123

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM’s request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file was sent to the first instance to continue processing.. The amount at the moment is undetermined.	-0-

Latam Airlines Group S.A.	25~~3~~° Juzgado Civil de Santiago	C-8903-2020	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. LATAM presented reports on the implementation of the agreement on May 19, 2021, November 19, 2021 and May 19, 2022, which concluded its obligation to report on that implementation. On 12/28/22 the Civil Court ordered the filing of the file. CONADECUS still has appeals pending against these decisions before the Court of Appeals of Santiago under entry number 14.213-2020. The amount at the moment is undetermined.	-0-

TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/ 2021-41	It is about the non-approved compensation/reimbursement of Cofins for the periods 07/2016 to 06/2017.	TAM filed its administrative defense. (Manifestação de Inconformidade). A decision is pending	17,613

TAM Linhas Aéreas S.A	Receita Federal de Brasil	2007.34.00. 009919-3 (0009850-54. 2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	A decision is pending	67,726

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aéreas S/A.	Justicia Cível do Rio de Janeiro/RJ	0117185- 03.2013.8.19.0001	MAIS Linhas Aéreas filed a claim seeking an indemnity for alleged loss of profit during the period when one of its aircraft was being repaired at the LATAM Technology Center in Sao Carlos, Sao Paulo.	TAM was ordered to pay an indemnity to Mais Linhas for loss of profit and moral damage, estimated to be R$48 million. Both parties appealed the decision, but the Rio de Janeiro Court has not issued a ruling on the appeals. Before any appeals decision is rendered, Mais filed a provisional enforcement petition for R$48 million. TAM appealed that petition on September 21, 2021, and presented guarantee insurance on the record to keep its accounts from being frozen.	9,150

TAM Linhas Aéreas S.A.	Tribunal del Trabajo de Brasília/DF	0000038- 25.2021.5.10.0017	This civil suit was filed by the National Pilots Union seeking that the company be ordered to pay for meals daily when pilots are on alert status.	The hearing is scheduled for September 11, 2023.	12,235

TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711- 85.1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	-0-

TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674- 80.2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision.	-0-

TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115- 90.2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The instruction hearing is pending in this case, scheduled for 12:02 p.m. on March 24, 2023.	13,883

TAM Linhas Aéreas S.A	Fazenda do Estado de Sao Paulo	4.037.054-9	The Finance Department of the State of São Paulo filed a claim of a violation because the tax on the circulation of merchandise and services (ICMS) was not paid for telecommunications services. It is being heard by the Office of the Secretary of Finance of the State of São Paulo. We were served the claim on September 20, 2014.	Presentada la defensa. Dictada sentencia de primera instancia que mantuvo la Notificación de Infracción en su totalidad. Presentamos un Recurso Ordinario, que aguarda sentencia del TIT / SP. En noviembre de 2021 tuvimos un juicio que anuló la decisión anterior y determinó un nuevo juicio. A defense has been presented. The first-instance decision maintained all of the Violation Notice. We filed an ordinary remedy that is pending a decision by the Taxes and Imposts Court of Sao Paulo. There was a lawsuit in November 2021 that voided the previous decision and ordered a new lawsuit. In November 2022, we received a decision ordering payment of part of the debt. The remaining part of the debt will be disputed before the courts.	10,445

TAM Linhas Aéreas S.A	Receita Federal	15746.728063/ 2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	We will be presenting a defense.	16,498

TAM Linhas Aéreas S.A.	União Federal	1003320- 78.2023.4.06.3800	Legal action to discuss the debit of the administrative process 10611.720630/2017-16 (fine for violation of incorrect registration in DI- import declaration)	Distributed on January 19, 2023. The company obtained a precautionary measure suspending the collection without the need for a guarantee. Process awaiting response from the National Treasury	19.249

-	In order to deal with any financial obligations arising from legal proceedings in effect at March 31, 2023, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last activity in this investigation corresponds to request for information received in May 2019.

2) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this proceeding, in which an agreement was reached on March 18, 2020, which implies the return of shipping fees from September 1, 2021, with an initial amount of ThUS$ 5,165, plus ThUS$ 565, as well as information to each passenger who has not flown since March 18, 2020, that their boarding fees are available. On January 18, 2021, the 14th Civil Court of Santiago approved the aforesaid agreement. LATAM published an abstract of the decision in nationwide newspapers in compliance with the law. LATAM began performance of the agreement on September 3, 2021. In April and October 2022, and in April 2023 the external auditors presented preliminary reports agreed upon with the National Consumer Service (SERNAC).

3) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (FNE) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Airlines, Inc. On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On August 25, 2022, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta Air Lines with the National Economic Prosecuting Authority.

4) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. The last activity in this investigation corresponds to a request for information sent on August 08, 2022, which was answered by LATAM on August 25, 2022, accompanying information related to the LATAM Cargo website, complying with what was requested by the National Economic Prosecutor.

5) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 H. TDLC related to restrictions as to certain codeshare agreements. The last activity of this investigation corresponds to a letter received in March 2023, which was answered on March 29, 2023.

6) On May 21, 2022, Agunsa filed a petition for a preliminary preparatory measure of exhibition of documents in respect of Aerosan, Depocargo, Sociedad Concesionaria Nuevo Pudahuel and Fast Air in which Agunsa claimed that it was impacted by alleged anti-competition practices on the import cargo warehousing market at the Arturo Merino Benitez International Airport. Fast Air was served on June 9, 2022 and on June 13, 2022, it lodged opposition against this petition, which was partially sustained by the Antitrust Court (TDLC) on July 19, 2022, in which the new exhibition date was set as August 22nd (the original date set by the court was July 1, 2022). On July 25, 2022, Fast Air requested a reconsideration of this latter court decision and petitioned that the temporary scope of the exhibition be reduced. Fast Air’s petition was sustained and the scope of the documents to be revealed was limited even further. On August 12th, Fast Air petitioned that a new date and time be set for the exhibition hearing. The court granted this latter request on August 17th and set the exhibition date as August 31st. Fast Air appeared with 368 files and asked for confidentiality and/or secrecy of all of the information presented. On April 20, 2023, the TDLC began the non-contentious consultation procedure initiated by AEROSAN.

7) On October 27, 2021, LATAM Airlines Group S.A. received an official letter from the Office of Aviation Consumer Protection of the U.S. Department of Transportation (DOT) asking about the delay in making and/or refusal to make reimbursements to passengers potentially impacted by flight cancellations during the pandemic (March 20, 2020 to July 31, 2021), a potential violation of requirements under 14 CFR Part 259 and 49 U.S.C. § 41712. Since the beginning of the investigation, LATAM Airlines Group has had several exchanges with the authority, providing answers and clarifications to the data provided. There is currently negotiating with the DOT for a consent order. To date more than 6 domestic (USA) and foreign operators have been fined for the same reason, with additional operators still under investigation according to media reports.

NOTE 31 - COMMITMENTS

(a)	Commitments arising from loans

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by the Export – Import Bank of the United States of America, commencing on January 1, 2023, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under no circumstance does non-compliance with these limits generate loan acceleration.

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On October 12, 2022, LATAM Airlines Group S.A., acting through its subsidiary Professional Airline Services Inc, closed a new four-year revolving credit facility (“Exit RCF”) of MUS$ 500 with a consortium of five banks led by JP Morgan. As of March 31, 2023, this credit facility is undrawn and fully available. In addition, on October 18, 2022, LATAM Airlines Group S.A., together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM Airlines Group S.A., issued (i) a five-year term loan facility (“Term Loan B Facility”) of MUS$ 1,100 (MUS$ 1,097 outstanding as of March 31, 2023), (ii) 13.375% senior secured notes due 2027 (“2027 Notes”) for an aggregate principal amount of MUS$ 450 and (iii) 13.375% senior secured notes due 2029 (“2029 Notes”, together with the 2027 Notes, the “Notes”) for and aggregate principal amount of MUS$ 700. The Exit RCF, the Term Loan B Facility and the Notes (together, the “Exit Financing”) share the same intangible collateral composed mainly of the FFP (LATAM Pass loyalty program) business receivables, Cargo business receivables, certain slots, gates and routes and LATAM’s intellectual property and brands. The Exit Financing contains certain covenants limiting us and our restricted subsidiaries’ ability to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain transactions with affiliates, engage in certain business activities or make certain investments. In addition, the agreements include a minimum liquidity restriction, requiring us to maintain a minimum liquidity, measured at the consolidated Company (LATAM Airlines Group S.A.) level, of MUS$ 750.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, amended and extended the 2016 revolving credit facility (“RCF”) with a consortium of thirteen financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount of MUS$ 600. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of MUS$ 750) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of MUS$ 400). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of March 31, 2023, this line of credit is undrawn and fully available.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, executed a five-year credit facility (“Spare Engine Facility”) with, among others, Crédit Agricole Corporate and Investment Bank, acting through its New York branch, as facility agent and arranger and guaranteed by spare engines for a principal amount of MUS$ 275. As of March 31, 2023, the outstanding amount under the Spare Engine Facility is MUS$ 275. The facility includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of MUS$ 750) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of MUS$ 400).

As of March 31, 2023, the Company complies with the aforementioned minimum liquidity covenants.

b)	Other commitments

As of March 31, 2023, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release Date

Superintendencia Nacional de Aduanas y de Administración Tributaria	LATAM Airlines Perú S.A.	Forty-four letters of credit	179,446	Jun 16, 2023
Lima Airport Partners S.R.L.	LATAM Airlines Perú S.A.	Four letters of credit	1,620	Nov 30, 2023
Servicio Nacional de Aduana del Ecuador	LATAM Airlines Ecuador S.A.	Four letters of credit	2,130	Aug 5, 2023
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Three letters of credit	1,188	Nov 15, 2023
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Eighteen letters of credit	6,460	Apr 5, 2023
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	2,597	Mar 29, 2024
Metropolitan Dade County	LATAM Airlines Group S.A.	Five letters of credit	2,281	Apr 9, 2023
JFK International Air Terminal LLC.	LATAM Airlines Group S.A.	One letter of credit	2,300	Jan 27, 2024
Servicio Nacional de Aduanas	LATAM Airlines Group S.A.	Three letters of credit	1,287	Jul 28, 2023
Isoceles	LATAM Airlines Group S.A.	One letter of credit	41,000	Jul 6, 2023
BBVA	LATAM Airlines Group S.A.	One letter of credit	4,144	Jan 24, 2024
Sociedad Concesionaria Nuevo Pudahuel	LATAM Airlines Group S.A.	fifteen letters of credit	1,948	Dec 13, 2023
Unidad Administrativa Bogotá	LATAM Airlines Group S.A.	Four letters of credit	1,432	Apr 17, 2023
Procon	TAM Linhas Aéreas S.A.	Two insurance policy guarantee	2,421	Nov 17, 2025
União Federal	TAM Linhas Aéreas S.A.	Five insurance policy guarantee	10,064	Feb 4, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,536	Apr 24, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,739	Jul 5, 2023
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,165	Dec 31, 2023
Procon	TAM Linhas Aéreas S.A.	Six insurance policy guarantee	8,677	Apr 1, 2023
17a Vara Cível da Comarca da Capital de João Pessoa/PB.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	2,436	Jun 25, 2023
14ª Vara Federal da Seção Judiciária de Distrito Federal	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,455	May 29, 2025
Vara Civel Campinas SP.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,710	Jun 14, 2024
União Federal	TAM Linhas Aéreas S.A.	One insurance policy guarantee	2,440	Nov 16, 2025
JFK International Air Terminal LLC.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,300	Jan 25, 2024
		Subtotal	282,776

Creditor Guarantee	Debtor	Type	Value ThUS$	Release Date

7ª Turma do Tribunal Regional Federal da 1ª Região.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	44,477	Apr 20, 2023
Bond Safeguard Insurance Company.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	2,700	Jul 20, 2023
Fundacao de Protecao e Defesa do Consumidor Procon.	TAM Linhas Aéreas S.A.	Two insurance policy guarantee	4,422	Sep 20, 2023
Uniao Federal Fazenda Nacional.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	30,512	Jul 30, 2024
Uniao Federal PGFN.	TAM Linhas Aéreas S.A.	Three insurance policy guarantee	19,102	Jan 4, 2024
1° Vara de Execuções Fiscais e de Crimes contra a Ordem Trib da Com de Fortaleza.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	2,415	Dec 31, 2023
Fundacao de Protecao e Defesa do Consumidor Procon.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	2,093	Feb 10, 2026
Fiança TAM Linhas Aéreas x Juiz Federal de uma das varas da Seção Judiciária de Brasília.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,745	Dec 31, 2023
Juizo de Direito da Vara da Fazenda Publica Estadual da Comarca Da Capital do Estado do Rio de Janeiro.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,383	Dec 31, 2023
Municipio Do Rio De Janeiro.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,194	Dec 31, 2023
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	9,388	Apr 15, 2025
Fundacao de Protecao e Defesa do Consumidor Do Estado De São Paulo.	TAM Linhas Aéreas S.A.	One insurance policy guarantee	1,110	Dec 31, 2023
Tribunal de Justição de São Paulo.	TAM Linhas Aéreas S.A.	Two insurance policy guarantee	1,550	Dec 31, 2023
Uniao Federal Fazenda Nacional	Absa Linhas Aereas Brasileira S.A.	Three insurance policy guarantee	15,801	Feb 4, 2025
Uniao Federal PGFN	Absa Linhas Aereas Brasileira S.A.	Two insurance policy guarantee	21,390	Feb 22, 2025
Tribunal de Justição de São Paulo.	Absa Linhas Aereas Brasileira S.A.	Two insurance policy guarantee	6,036	Dec 31, 2023
3ª Vara Federal da Subseção Judiciária de Campinas SP	Absa Linhas Aereas Brasileira S.A.	One insurance policy guarantee	1,793	Nov 30, 2025
7ª Turma do Tribunal Regional Federal da 1ª Região	Absa Linhas Aereas Brasileira S.A.	One insurance policy guarantee	1,735	May 7, 2025
		Subtotal	168,846
		Total	451,622

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

		Nature of relationship with	Country	Nature of related parties		Transaction amount with related parties As of March 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2023	2022
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	13	9
81.062.300-4	Costa Verde Aeronautica S.A.	Shareholder	Chile	Loans received (*)	US$	-	(5,931)
				Interest received (*)	US$	-	(11,428)
87.752.000-5	Granja Marina Tornagaleones S.A.	Shareholder	Chile	Services provided	CLP	-	4

96.989.370-3	Rio Dulce S.A.	Related director	Chile	Tickets sales	CLP	-	1
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	(25)	(19)
				Expense recovery	ARS	3	-
Foreign	TAM Aviação Executiva e Taxi Aéreo	Shareholder	Brazil	Services provided of passenger transport	BRL	-	2
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(8,038)	(5,049)
				Interlineal provided service	US$	13,719	5,263
				Services provided of handling	US$	-	240
				Services received miles	US$	(231)	-
				Services provided / received others	US$	520	(222)
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(45,472)	(16,867)
				Interlineal provided service	US$	47,908	15,774
				Services provided of handling	US$	(188)	-
				Services provided / received others	US$	319	700
Foreign	QA Investments Ltd	Shareholder	U.K.	Loans received (*)	US$	-	(7,414)
				Interest received (*)	US$	-	(14,285)
Foreign	QA Investments 2 Ltd	Shareholder	U.K.	Loans received (*)	US$	-	(7,414)
				Interest received (*)	US$	-	(14,285)
Foreign	Lozuy S.A.	Shareholder	Uruguay	Loans received (*)	US$	-	(1,483)
				Interest received (*)	US$	-	(2,857)

(*)	Operations corresponding to DIP loans tranche C.

The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions and duly informed.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the period ended March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Remuneration	3,911	3,083
Board compensation	152	366
Non-monetary benefits	163	106
Short-term benefits	3,402	2,811
Termination benefits	13	1,142
Total	7,641	7,508

NOTE 33 - SHARE-BASED PAYMENTS

LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which appeared until March 2023, with a demand period between October 2020 and March 2023, where the collection percentage was annual and cumulative. The methodology is an estimate of the number of units, where a goal of the value of the action is set.

The benefit is vested if the target of the share price defined in each year is met. In case the benefit accumulates up to the last year the total benefit is doubled (in case the share price is achieved).

This Compensation Plan was finally not executed because the share price required for its collection is below the initial target.

NOTE 34 - STATEMENT OF CASH FLOWS

(a)	The Company has carried out non-monetary transactions related mainly to financial leases and placements of convertible Notes G, which are described in Note 18 Other financial liabilities and Note 24 Equity, respectively.

(b)	Other inflows (outflows) of cash:

	For the period ended March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Fuel hedge	5,463	5,869
Hedging margin guarantees	(17,322)	(1,690)
Tax paid on bank transactions	(1,078)	(4,893)
Fuel derivatives premiums	(13,798)	-
Bank commissions, taxes paid and other	(382)	(4,207)
Guarantees	(5,248)	(16,458)
Court deposits	(5,951)	(2,437)
Funds from Restricted Advances	7,582	-
Total Other inflows (outflows) Operation flow	(30,734)	(23,816)
Recoveries of credits received	20,111	-
Total Other inflows (outflows) Investment flow	20,111	-
Taxes on financial transactions	(2,946)	-
Others	-	(433)
Total Other inflows (outflows) Financing flow	(2,946)	(433)

(c)	Dividends:

As of March 31, 2023 and 2022, there were no disbursements associated with this concept.

(d) Reconciliation of liabilities arising from financing activities:

		Cash flows			Non cash-Flow Movements
	As of December 31,	Obtainment	Payment		Interest accrued		As of March 31,
Obligations with financial institutions	2022	Capital (*)	Capital	Interests	and others	Reclassifications	2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Loans to exporters	-	-	-	-	-	-	-
Bank loans	1,385,995	-	(2,750)	(29,925)	55,672	-	1,408,992
Guaranteed obligations	325,061	-	(4,533)	(4,771)	4,824	(1,790)	318,791
Other guaranteed obligat	474,304	-	(11,346)	(10,230)	9,813	11,811	474,352
Obligation with the public	1,289,799	-	-	-	56,529	-	1,346,328
Financial leases	1,088,239	-	(63,734)	(11,685)	15,150	(13,123)	1,014,847
Other loans	2,028	-	-	-	(56)	-	1,972
Lease liability	2,216,454	-	(56,687)	(27,687)	40,649	-	2,172,729
Total Obligations with financial institutions	6,781,880	-	(139,050)	(84,298)	182,581	(3,102)	6,738,011

		Cash flows			Non cash-Flow Movements
	As of December 31,	Obtainment	Payment		Interest accrued		As of March 31,
Obligations with financial institutions	2021	Capital (*)	Capital	Interests	and others	Reclassifications	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Loans to exporters	159,161	-	-	-	1,796	-	160,957
Bank loans	521,838	-	-	(716)	88,751	-	609,873
Guaranteed obligations	510,535	-	(4,131)	(3,092)	4,727	-	508,039
Other guaranteed obligations	2,725,422	277,758	(6,049)	(6,441)	83,057	-	3,073,747
Obligation with the public	2,253,198	-	-	-	87,816	-	2,341,014
Financial leases	1,189,182	-	(50,518)	(6,089)	9,352	59,893	1,201,820
Other loans	76,508	-	-	-	4,779	-	81,287
Lease liability	2,960,638	-	(6,002)	(1,740)	118,378	(59,893)	3,011,381
Total Obligations with financial institutions	10,396,482	277,758	(66,700)	(18,078)	398,656	-	10,988,118

(*)	During the 2023 period, the Company did not obtain financing (ThUS$277,758 in 2022).

Below are the details obtained (payments) of flows related to financing:

	For the periods of March 31
	2023			2022
	Capital	Payments		Capital	Payments
Flow of	raising	Capital	Interest	raising	Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Aircraft financing	-	(79,613)	(18,321)	-	(60,698)	(10,106)
Lease liability	-	(56,687)	(27,687)	-	(6,002)	(1,740)
Non-aircraft financing	-	(2,750)	(38,290)	277,758	-	(6,232)

Total obligations with Financial institutions	-	(139,050)	(84,298)	277,758	(66,700)	(18,078)

(e) Advances of aircraft

Corresponds to the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flows, within Purchases of property, plant and equipment, for ThUS$ 4,434 during the first 3 months of 2023 (ThUS$ 150 in 2022).

(f) Additions of property, plant and equipment and Intangibles

	For the period ended At March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Net cash flows from
Purchases of property, plant and equiment	97,886	88,890
Additions associated with maintenance	47,523	23,300
Other additions	50,363	65,590

Purchases of intangible assets	13,593	8,505
Other additions	13,593	8,505

(g) The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the period ended
	March 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Net cash flows from (used in) operating activities	(6,724)	(178)
Net cash flows from (used in) investment activities	879	125
Effects of variation in the exchange rate on cash and cash equivalents	5,845	53
Net increase (decrease) in cash and cash equivalents	-	-

(g) Payments of leased maintenance

Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$28.602 (ThUS$40,214 as of March 31, 2022).

NOTE 35 - THE ENVIRONMENT

LATAM Airlines Group S.A is compromised with sustainable development, seeking to generate social, economic, and environmental value for the countries where it operates and for all its stakeholders. The company manages socio-environmental matters at a corporate level, centralized in the Corporate Affairs and Sustainability Department. The company is committed to monitoring and mitigating its impacts on the environment in all its ground and air operations, being a key element in the solution, and searching for alternatives to the challenges of the company and its environment.

The main functions of Corporate Affairs and Sustainability Department in environmental matters in conjunction with the various areas of the company include ensuring that environmental legal compliance would be maintained in all the countries, implementing and maintaining corporate environmental management, the efficient use of non-renewable resources such as aircraft fuel, the responsible disposal of its wastes, and the development of programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental social and economic benefits for the company and the countries where it operates.

LATAM’s sustainability strategy that was launched in 2021 is based on 4 pillars: Environmental Management System, Climate Change Management, Circular Economy and Shared Value. With these pillars, the company seeks to generate social, environmental and economic value for society and the company, anticipating the risks inherent in the sustainability challenges which is viewed by the current and future scenarios.

The aspects addressed in each pillar within the strategy are presented below:

Environmental Management System

The company is working to standardize its environmental management system at a cross-cutting level and under this structure, certified its operation in accordance with stage II of the IATA Environmental Assessment Program (IEnvA), which is designed to evaluate and improve the environmental management of airlines, due to not only being based on the ISO 14001 standard, also involves the best practices of the industry.

Climate Change Management

To manage its carbon footprint and contribute to the protection of strategic ecosystems in the region, LATAM has set a goal to offset and reduce the equivalent of 50% of domestic emissions by 2030 and be carbon-neutral by 2050, in accordance with this it has focused its strategy in:

1.	Efficient operation: with the implementation of LATAM Fuel Efficiency, a corporate program for the efficient use of fuel that considers initiatives within the company that has an impact on fuel consumption.

2.	Sustainable Alternative Fuels (SAF): Due to the importance of Sustainable Aviation Fuel (SAF) to reduce the emissions in the long term, LATAM is developing a work plan focused on Brazil and Colombia; which has recognized and long-standing experience in biofuels; and Chile, a country with a high developmental potential in green hydrogen.

3.	Offsetting: LATAM has assumed a total commitment to the environment and has established different alliances that will allow it not only to acquire carbon credits for its offsetting needs but also to contribute to the conservation of strategic ecosystems in the region.

Circular Economy

LATAM aims to remove single-use plastics by 2023 and be a zero-waste group to landfill by 2027. To achieve these goals, it has reviewed the materials used in its process and its waste management to promote the circular economy within its processes, acting from materials.

Shared Value

In shared value, the Solidarity Plane program stands out, it was stablished in 2011 and through which LATAM provides its network, connections, and capacity for passenger and freight transit to South American society at no cost in three areas of action: supports health needs, conservation of natural resources, and assistance in the event of natural disasters.

Within the framework of the implementation of the strategy, during 2023, the company has been working on the following initiatives:

●	Implementation of the environmental management system in accordance with the IATA Environmental Assessment Program IenvA, stage 2.

●	Supporting conservation projects and offsetting

●	Measurement and management of the corporate carbon footprint.

●	Offsetting of domestic air emissions in Colombia.

●	Verification of the company’s emissions in accordance with EU-ETS, UK-ETS and CORSIA schemes.

●	Structuring of the baseline in waste management to advance in the fulfillment of its circular economy goals.

●	Implementing processes for the elimination of single-use plastic in the operation and waste reduction to landfill

●	Strengthening of the Solidarity Plane program.

The group was part of the Dow Jones Sustainability Index for six consecutive years, being classified as one of the most sustainable in the world. Today, LATAM continues to use the analysis as benchmarking and as a guide to implementing improvements in its processes. In 2022, according to the S&P Corporate Sustainability Assessment, LATAM was recognized as the most sustainable airline in the region and the fifth worldwide, according to this assessment, LATAM was included in the 2023 Yearbook, maintaining its position as one of the best-performing companies in sustainability in the industry.

NOTE 36 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

A) At the Extraordinary Shareholders’ Meeting held on April 20, 2023, the following was achieved:

1.	Decrease the capital of the Company for the amount of ThUS$ 7,501,895, without altering the number and characteristics of the shares into which it is divided, by absorbing all the accumulated losses of the Company as of December 31, 2022 (once the profits of the year 2022 have been applied to those accumulated losses) for that same amount.

2.	Decrease the capital of the Company by the amount of ThUS$ 178, without altering the number and characteristics of the shares into which it is divided, by absorbing the account “Treasury shares in portfolio” as of December 31, 2022, for the same amount.

3.	Deduct from the paid-in capital of the Company the account “Costs of issuance and placement of shares and bonds convertible into shares”, for ThUS$810,279.

B) On April 19 and 24, 2023, contracts were signed to receive under operational lease 5 aircraft of the Airbus A320 family, whose deliveries will be during 2023.

After March 31, 2023 and up to the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of March 31, 2023, have been approved in the Extraordinary Session of the Board of Directors on May 3, 2023.